As filed with the Securities and Exchange Commission February 29, 2000.
                                           SEC Registration No. 333-71875
---------------------------------------------------------------------------

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.
                             AMENDMENT NO. 2 TO
                       FORM SB-2 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                            U.S. TRUCKING, INC.
       (Exact Name of Small Business Issuer as Specified in its Charter)

          Colorado                     4213                  68-0133692
-------------------------  ----------------------------  -------------------
(State or Other Jurisdic-  (Primary Standard Industrial  (IRS Employer Iden-
 tion of Incorporation)     Classification Code Number)   tification Number)

       550 Long Point Road, Suite C, Mt. Pleasant, South Carolina  29464
                                (843) 972-2055
-----------------------------------------------------------------------------
                   (Address and Telephone Number of Principal
                Executive Offices and Principal Place of Business)

                           Danny L. Pixler, President
       550 Long Point Road, Suite C, Mt. Pleasant, South Carolina  29464
                                (843) 972-2055
-----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)

                                  Copies to:

                              Jon D. Sawyer, Esq.
                         Krys Boyle Freedman & Sawyer, P.C.
    600 Seventeenth Street, Suite 2700 South Tower, Denver, Colorado 80202
                                (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

----------------------------------------------------------------------------
                        CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------
                                PROPOSED         PROPOSED
TITLE OF EACH       AMOUNT      MAXIMUM          MAXIMUM
CLASS OF SECUR-     TO BE       OFFERING         AGGREGATE      AMOUNT OF
ITIES TO BE         REGIS-      PRICE            OFFERING       REGISTRATION
REGISTERED          TERED       PER UNIT(1)      PRICE          FEE
----------------------------------------------------------------------------
Common Stock       5,772,230 (3)  $4.65625       $26,876,946    $7,471.79 (4)
No Par Value        Shares
(2)
----------------------------------------------------------------------------





(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 by reference to the average of the closing bid and ask prices of the Registrant's Common Stock on September 8, 1999, as reported on the OTC Bulletin Board.

(2)  To be offered by selling shareholders.

(3) In accordance with Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminable number of shares of common stock, no par value, as may become issuable upon conversion of the Series B Convertible Preferred Stock and the exercise of common stock purchase warrants to prevent dilution resulting from stock splits, stock dividends, and similar transactions in accordance with the terms of the Series B Convertible Preferred Stock and the common stock purchase warrants.

(4) Because $1,824.38 was paid with the initial filing of this registration statement, an additional $5,647.41 is being paid in connection with this filing.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     PROSPECTUS         SUBJECT TO COMPLETION DATED FEBRUARY 29, 2000
     ----------------------------------------------------------------


     The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securi-ties and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                             U.S. TRUCKING, INC.

                      5,772,230 shares of common stock



          2,505,531 shares of common stock are being offered by certain selling shareholders. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

          The common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (Symbol: USTK). On
     ___________, 2000, the closing bid and ask prices of the Common Stock were $_____ and $_______.

          This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See
     "Risk Factors" starting on page 5 for a discussion of these risks.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.





                              _________, 2000

                              TABLE OF CONTENTS

                                                                PAGE

Prospectus Summary ..........................................     3
Risk Factors ................................................     5
Market Prices and Dividends .................................     7
Management's Discussion and Analysis ........................     8
Business ....................................................    17
Management ..................................................    27
Security Ownership of Management, Principal Shareholders
  and Selling Shareholders ..................................    31
Transactions With Management and Others .....................    34
Description of Securities ...................................    35
Plan of Distribution ........................................    40
Legal Matters ...............................................    41
Experts .....................................................    41
Additional Information ......................................    41
Index to Financial Statements ...............................    F-1

                              PROSPECTUS SUMMARY

U.S. TRUCKING, INC.

     U.S. Trucking, Inc. provides transportation and freight brokerage services. We transport full truckloads of both refrigerated and non-refrigerated commodities over various distances, primarily east of the Rocky Mountains.

     Our offices are located at 550 Long Point Road, Suite C, Mt. Pleasant, South Carolina 29464. Our telephone number is (843) 972-2055.

OFFERING SUMMARY

     Securities Offered:       2,505,531 shares of common stock offered by
                               selling shareholders

     Other shares being        ________ common shares are being registered
     registered                for possible conversion of debentures and
                               preferred stock and for the possible exercises of warrants.

     Common Stock Presently
     Outstanding:              9,629,461 Shares

FINANCIAL SUMMARY

     This financial summary does not include all of the information in the financial statements. You should read the financial summary along with the financial statements and the notes to the financial statements which are included in this prospectus.

Balance Sheet Data:
                               As of             As of
                            December 31,     September 30,
                               1998              1999
                             (Audited)        (Unaudited)
                            ------------     ------------

Current Assets              $ 4,031,285      $12,738,190
Fixed Assets                  9,718,805        7,945,768
Other Assets                  2,562,271        6,961,560
                            -----------      -----------
Total Assets                $16,312,361      $27,645,518

Current Liabilities         $ 5,944,016      $11,672,717
Other Liabilities             5,279,966        5,111,328
Stockholders' Equity          5,088,379       10,861,473
                            -----------      -----------
                            $16,312,361      $27,645,818

Income Statement Data:


                         Eleven Month                    Nine Months
                         Period Ended    Year Ended         Ended
                         December 31,    December 31,   September 30,
                            1997            1998            1999
                          (Audited)       (Audited)      (Unaudited)
                         ------------    ------------   ------------
Net Revenues             $17,469,281     $21,815,844    $29,828,018
Income from Operations   $  (964,925)    $  (404,124)   $   835,230
Net Income (Loss)        $(1,531,200)    $   121,767    $   683,726

                                 RISK FACTORS

     Investing in the Shares is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors:

     WE HAVE ONLY EARNED A SMALL AMOUNT OF INCOME DURING OUR LAST ONE YEAR AND NINE MONTHS, AND IF WE ARE UNABLE TO INCREASE OUR LEVEL OF PROFITS THE VALUE OF YOUR SHARES WILL DECLINE. We have never earned sufficient profits to pay dividends to our shareholders. U.S. Trucking - Nevada incurred a net loss of ($294,602) on revenues of $14,847,335 during the year ended December 31, 1996, and a net loss of ($1,531,200) on revenues of $17,469,281 during the eleven month period ended December 31, 1997. While we earned $121,767 on revenues of $21,815,844 during 1998, and $683,726 on revenues of $29,828,018 during the nine months ended September 30, 1999, there are no assurances that we will continue to operate profitably in the future. Our ability to operate profitably will depend on our ability to upgrade the age of our tractors and trailers, to make good acquisitions and to increase our level of revenues.

     FAILURE TO RAISE ADDITIONAL FINANCING WILL RESTRICT OUR ABILITY TO MAKE ADDITIONAL ACQUISITIONS. We do not generate sufficient funds internally to finance acquisitions. While we anticipate paying for acquisitions primarily with our stock, the purchase price for some or all of such acquisitions may include cash. If we cannot raise such funds through debt, equity or seller financing, our plans for growth would be curtailed.

     THE LOSS OF ANY OF OUR KEY CUSTOMERS WOULD PROBABLY HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS. A significant portion of our revenue is generated from key customers. The loss of business from any of our key customers would probably have a material adverse effect on our business and operating results. During 1999, our top 10 customers accounted for approximately __% of revenues. Our largest customer, Consolidated Papers, Inc. accounted for ____% of revenues. We do not have long-term contractual relationships with any of our customers.

     THE FACT THAT OUR SHARES ARE NOT LISTED ON NASDAQ OR AN EXCHANGE WILL LIMIT YOUR ABILITY TO RESELL YOUR SHARES. Because our Shares are not currently listed on Nasdaq or an exchange, they are subject to Rule 15g-9 under the Exchange Act, which may limit their marketability. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule affects the ability of broker-dealers to sell our shares and may affect the ability of shareholders to sell our shares in the secondary market.

     MANAGEMENT WILL CONTROL 60% OF U.S. TRUCKING, INC.; THEIR INTERESTS MAY BE DIFFERENT FROM AND CONFLICT WITH YOURS. The interests of management could conflict with the interests of our other stockholders. Executive officers and directors beneficially own a total of approximately 60% of our outstanding common stock. Accordingly, if they act together, they would have the power to control the election of directors and the approval of actions for which the approval of our stockholders is required.

     FUTURE SALES INTO THE MARKET BY CURRENT SHAREHOLDERS COULD CAUSE THE MARKET PRICE OF YOUR COMMON STOCK TO DECLINE. It is likely that market sales of large amounts of the shares described below or other U.S. Trucking shares will have the effect of depressing the market price of our shares. We currently have 7,730,955 shares of Common Stock outstanding and the following is a breakdown of these shares:

     WE CANNOT PREDICT THE DEPRESSIVE EFFECT OF RESALES.

                    * Free Trading              1,632,701
                    * Restricted:               5,376,182
                      Currently eligible for
                        sale under Rule 144     3,334,316 Shares
                      Being offered in this
                        Prospectus              2,505,531 Shares

     WE ARE ALSO REGISTERING AN ADDITIONAL ____ COMMON SHARES FOR POSSIBLE CONVERSIONS OF DEBENTURES AND PREFERRED STOCK AND FOR POSSIBLE EXERCISES OF WARRANTS. We are unable to predict the effect that sales made in this offering or under Rule 144 may have on the then prevailing market price of our shares.

     WE HAVE ISSUED $2,950,000 OF CONVERTIBLE PREFERRED STOCK WHICH IS CONVERTIBLE AT 90% OF THE THEN CURRENT MARKET PRICE WHICH COULD RESULT IN THE ISSUANCE OF AN EXTREMELY LARGE NUMBER OF SHARES OF COMMON STOCK. We have sold 2,000 shares of Series B Convertible Preferred Stock and 950 shares of Series D Convertible Preferred Stock to investors for $2,950,000 in cash. These investors have the right to convert these shares into common stock at a price equal to 90% of the average closing bid price for the ten consecutive trading days immediately preceding the conversion date, not to exceed $2.59 per share. Therefore, if the trading price of our common stock drops much below $2.59, we could be forced to issue an extremely large number of shares.

     WE MUST PAY 12% ANNUAL DIVIDENDS ON $5,250,000 OF CONVERTIBLE PREFERRED STOCK. We have sold a total of 5,250 shares of three series of convertible preferred stock for $5,250,000 in cash. We are required to pay a 12% dividend on all of these shares which amounts to $630,000 per year.

     INCREASES IN FUEL PRICES WILL NEGATIVELY AFFECT OUR PROFITS. One of our largest operating expenses is fuel. Recent increases in diesel fuel prices will negatively impact our operating results to the extent we are unable to pass through the added costs to our customers.

     Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. Factors that could cause the results to differ include the risk factors set forth on page 5 above.

                          MARKET PRICES AND DIVIDENDS

     U.S. Trucking's Common Stock trades in the over-the-counter market, under the symbol "USTK". There were no quotations for U.S. Trucking's Common Stock during the last three years until after the closing of the reverse acquisition of U.S. Trucking-Nevada. Quotations resumed during September 1998. The following table shows the high and low bid prices for U.S. Trucking's Common Stock for the periods indicated as reported by the OTC Bulletin Board. These prices are believed to be inter-dealer quotations and do not include retail mark-ups, mark-downs, or other fees or commissions, and may not represent actual transactions.

             Quarter Ended                   High Bid     Low Bid
             --------------                  --------     -------

             September 30, 1998              $1.875       $0.002
             December 31, 1998               $4.50        $0.75
             March 31, 1999                  $5.68        $3.00
             June 30, 1999                   $3.75        $2.31
             September 30, 1999              $4.72        $2.625
             December 31, 1999               $4.56        $2.50

     As of December 31, 1999, we had approximately 310 shareholders of record. This does not include shareholders who hold stock in their accounts at broker/dealers.

     Holders of Common Stock are entitled to receive dividends declared by U.S. Trucking's Board of Directors. No dividends have been paid on the Common Stock and no dividends are anticipated to be paid in the foreseeable future.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of U.S. Trucking and related footnotes appearing in this prospectus.

GENERAL

     The Company was established in January of 1997 by combining under U.S. Trucking-Nevada the operations of Gulf Northern, a mid- to long-haul carrier, Mencor, a third-party logistics (brokerage) company, selected assets of another truckload company, and the customer base of a small specialized truckload air freight company. The Company consolidated operations and implemented manpower reductions and blending of all trucking operations under Gulf Northern and all brokerage operations under Mencor.

     The Company's operating results are primarily driven by the results of the truckload business of its primary operating subsidiary, Gulf Northern Transport, Inc. as well as the implementation of a Captive Insurance Program for Auto-Liability for trucking. The Company reported a profit in the year ended December 31, 1998, by significantly decreasing the operating losses in its trucking division and by initially showing a profit in its Auto-Liability Captive Insurance Program.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     The amounts discussed for the year ended December 31, 1998, include the combined operations of Gulf Northern Transport, Inc. and Mencor, Inc.

     The amounts for the year ended December 31, 1997, differ from that of 1998 based on the following factors:

     On January 30, 1997, U.S. Trucking - Nevada completed the following acquisitions:

     1. Purchased 100% of the common stock of Gulf Northern Transport, Inc. from its stockholders for cash and 25% of U.S. Trucking - Nevada's common stock;

     2. Purchased 100% of the common stock of Mencor, Inc. from its stock-holders for cash and 37,500 shares of the common stock of U.S. Trucking - Nevada's parent company, U.S. Transportation System, Inc.;

     3. Purchased certain assets and liabilities of Jay & Jay Transpor-tation, Inc.;

     4. Purchased certain assets and liabilities of Translynx Express, Inc.

     Simultaneous to the above transactions, U.S. Trucking - Nevada was sold by its parent corporation, U.S. Transportation Systems, Inc. to Logistics Management LLC. Accordingly, the operations of the consolidated group began January 30, 1997. The financial statements for 1997, therefore, include both the amounts included in the consolidated financial statements for the period from inception to December 31, 1997, and the pre-acquisition amounts for Gulf Northern Transport, Inc. and Mencor, Inc. for the period ended January 30, 1997. Further, the amounts for the period ended December 31, 1997, are on a different accounting basis than the period to January 30, 1997, and accordingly, the amortization of the resulting goodwill recognized in the purchase transaction as well as the increased depreciation also incurred is not comparable to that of the year ended 1998.

     Revenues increased by 17.8% to $21.8 million in 1998 from $18.5 million in 1997. The increase in revenues were primarily due to the fact that the addition of the small package delivery division caused company driver and independent contractor generated revenues to increase. Another factor which caused revenues to increase was the addition of a captive insurance program for auto-liability insurance provided to third-party trucking companies. A division of U.S. Trucking, Inc. in which revenues decreased was the third party brokerage, which declined because of increased competition in the brokering of medium to long haul loads in the truck carrier business. Company driver generated revenue increased by 13.6% to $12.5 million in 1998 from $11.0 million in 1997. Independent contractor generated revenues increased by 24.3% to $6.6 million in 1998 from 5.3 million in 1997. Third-party brokerage decreased 13.1% to $1.86 million in 1998 from $2.14 million in 1997 and insurance captive revenue increased to $810 thousand from zero in 1997.

     Operating expenses for 1998 were $18.5 million, or 85% of revenue, as compared to $17.0 million, or 92% of revenue, for 1997. This decrease as a percentage of revenues was due primarily from lower fuel costs, company driver payroll and repair and maintenance costs and freight settlements paid to outside carriers. Fuel expenses decreased $323 thousand to $2.11 million (16.8% of revenues generated by company drivers) in 1998 from $2.43 million ( 21.8% of revenues generated by company drivers) for 1997.This decrease was the result from lower fuel prices in general as well as additional use of bulk storage for diesel fuel at two of our terminals in Wisconsin and New York. Company driver payroll decreased $122 thousand to $3.07 million (25% of revenues generated by company drivers) in 1998 from $3.2 million (28.5% of revenues generated by company drivers) in 1997. The reason for this decrease was better management of deadhead mileage and the lower rate of pay required for drivers in the small package delivery sector of our business. Repairs and Maintenance costs decreased $66 thousand to 1.17 million (6.1% of revenues generated by the trucking segment) in 1998 from 1.24 million (7.6% of revenues generated by the trucking segment) in 1997. Lower repair and maintenance costs were the product of better management in decreasing the outsourcing of major repairs and increased dedication to preventive maintenance. Freight settlements paid to outside carriers decreased $182 thousand to $1.62 million (87.1% of brokerage generated revenues) for the year ended 1998 as compared to $1.8 million or 91.3% of revenues for the prior year. This decrease resulted from fewer loads being brokered in 1997 because of increased competition in the industry.

     Salaries, wages, employee benefits and other administrative expenses for the year ended 1998 were $2.92 million or 13.4% of revenue, compared to $2.15 million or 11.6% of revenue, for the year ended 1997. The increase was due to the costs associated with the addition of the captive insurance program, a slight increase in administrative payroll and additional increases in trucking insurance expense in general. Expenses related to insurance captive such as paid losses, reserved losses, reinsurance and administrative fees increased to $556 thousand in 1998 from zero in 1997. Administrative payroll increased $80 thousand to $1.18 million (5.4 % of all revenues) in 1998 from $1.1 million (5.9% of all revenues) in 1997. This decrease as a percentage of revenue is a result of being able to add additional productivity over and above the hiring of extra employees. All expenses related to insurance in the truckload division increased $217 thousand to $1.07 million (4.9% of all revenues) in 1998 from $855 thousand (4.6% of all revenues) in 1997. This increase as a percentage of revenues is a direct result of paying higher premiums as a result of incurring larger claims in the worker's compensation and auto liability lines of coverage.

     Depreciation and amortization expenses for 1998 were $1.58 million, or 7.2% of revenue, as compared to $1.54 million or 8.3% of revenue, for 1997. This increase reflects by a $60 thousand increase to depreciation taken on capitalized repairs. Normal recurring depreciation and amortization remained unchanged.

     Interest expense for 1998 was $727 thousand or 3.3% of revenue, as compared to $703 thousand or 3.8% of revenue, for the year ended 1997. The decrease in interest as a percent of revenue is the result of (1) lower cost of borrowing due to its restructuring of some equipment debt, (2) lower interest expense on more recent portions of equipment loans, and (3) lower factoring financing on faster paying customers.

     Freight settlements paid to outside carriers decreased $182 thousand to
1.62 million (87.1% of brokerage generated revenues) for the year ended 1998 as compared to $1.8 million or 91.3% of revenues for the prior year. This decrease resulted from fewer loads being brokered in 1997 because of increased competition in the industry.

     Other income increased $346 thousand from $101 thousand in 1997 to $447 thousand in 1998. The reason for this increase was due to increased revenues from trucking consulting which represents 95% of amounts classified to this area.

     Due to the above information, net income increased $1.65 million from a $1.53 net loss in 1997 to a $122 thousand net profit in 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The amounts for the year ended December 31, 1997, differ from those of 1996 based on the following factors:

     On January 30, 1997, U.S. Trucking completed the following acquisitions:

     1. Purchased 100% of the common stock of Gulf Northern Transport, Inc. from its stockholders for cash and 25% of U.S. Trucking's common stock;

     2. Purchased 100% of the common stock of Mencor, Inc. from its stock holders for cash and 37,500 shares of common stock of U.S. Trucking's parent company, U.S. Transportation Systems, Inc.;

     3.  Purchased certain assets and liabilities of Jay & Jay
         Transportation, Inc.;

     4. Purchased certain assets and liabilities of Translynx Express, Inc.

     Simultaneous to the above transaction, U.S. Trucking was sold by its parent corporation, U.S. Transportation Systems, Inc. Accordingly, the operations of the consolidated group began on January 30, 1997. This registration statement, therefore, includes both the amounts included in the consolidated financial statements for the period from inception to December 31, 1997 and the pre-acquisition amounts for Gulf Northern Transport, Inc. and Mencor, Inc. for the period ended January 30, 1997. Further, the amounts for the period ended December 31, 1997 are on a different accounting basis than the prior periods due to the purchase transactions recorded on January 30, 1997 and accordingly, the amortization of the resulting goodwill recognized in the purchase transaction is not comparable to that of the prior period and the depreciation expense for the 30 days ended January 30, 1998 for the predecessor entities is not comparable to the depreciation for the remaining eleven months of 1998 after the acquisitions.

     Revenues for the year ended 1997 were $18.5 million compared to net revenues of $14.8 million for the year ended 1996. The increase in revenues was primarily due to the fact that the 1996 results included only Gulf Northern and Mencor while 1997 also included the business of the two divisions of USTS which were combined with Gulf Northern and Mencor when the U.S. Trucking, Inc. was formed.

     Operating expenses for 1997 were $17.0 million, or 92% of revenue, as compared to $13.0 million, or 88% of revenue, for 1996 (an increase of 31%). This increase in operating expenses as a percentage of revenue was due primarily to the increase in business associated with the operations added in early 1997, yielding higher driver payroll ($1.2 million) and higher fuel costs and higher repair and maintenance costs ($400,000) as a percentage of revenue. Fuel expenses increased $766 thousand or 46% to $2.48 million from $1.72 million for fiscal 1996.

     Salaries, wages, employee benefits and other administrative expenses for the year ended 1997 were $2.15 million or 11.6% of revenue, compared to $2.03 million or 13.7% of revenue, for the year ended 1996. The increase was due to the addition of the new businesses. The decrease of such costs as a percentage of revenue was due to decreases in fixed costs, such as administrative payroll, rents, communications expenses and health insurance costs.

     Depreciation and amortization expenses for 1997 were $1.54 million, or 7.8% of revenue, as compared to $977 thousand or 6.6% of revenue, for 1996. This increase was due primarily to additional equipment being added to our fleet yielding $280,000 in additional depreciation charges, and to a lesser extent increased amortization costs ($120,000 increase) due to the restructuring of certain loans and increased depreciation ($70,000 increase) due to certain capitalized repairs.

     Interest expense for 1997 was $703 thousand or 3.8% of revenue, as compared to $649 thousand or 4.4% of revenue, for the year ended 1996. The decrease in interest as a percent of revenue is the result of lower cost of borrowing from its restructuring of some equipment debt, and interest expense being lower on more recent portions of equipment loans, and to a lesser extent lower factoring financing on faster paying customers.

     Freight settlements paid to outside carriers decreased $207 thousand to $1.8 million or 10.3% (to 91.3% of revenues) for the year ended 1997 as compared to $2.0 million or 90.2% of revenues in 1997. This decrease resulted from slightly fewer loads being brokered in 1997.

RESULTS OF OPERATIONS

     NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     Revenues increased 88.5% to $29.8 million for the nine months ended September 30, 1999 from $15.8 million for the same period ended in 1998. The reason for this increase is attributed to five major factors: the Mid-Cal acquisition which occurred on December 30, 1998, the ProStar acquisition which occurred on April 22, 1999, the opening of an owner operator based container division in June 1999 ,the acquisition of Fulmer Transport, Inc. in September 1999 and the addition of a Captive Insurance Program in 1998. For the nine month period ended September 30, 1999 acquisitions increased company revenues over the same period in 1998 as follows: the Mid-Cal acquisition increased revenues by $6.6 million, the ProStar acquisition increased revenues by $3.1 million, the Fulmer Transport acquisition increased revenues by $1.5 million, the container division increased revenues by $1.2 million and revenues from the Captive Insurance Program increased $1.5 million.

     Operating expenses increased by $13.8 million or 91.3% to $28.9 million for the nine months ended September 30, 1999 from $15.2 million for the same period in 1998. The reasons for the increase in the dollar amount are set forth in the discussions of the individual line items below. Operating expenses increased as a percentage of revenue to 97.2% for the nine months ended September 30, 1999 from 95.8% for the same period in 1998. The primary factor causing this increase in the percentage was the increase in general and administrative expenses which increased as a percentage of revenue to 6.1% for the nine months ended September 30, 1999 from 3.9% for the same period in 1998. Management believes as revenues continue to increase, general and administrative expenses will start to decrease as a percentage of revenue because the costs of centralizing the general office and being a public company should level out going forward.

     Purchased transportation increased by $7.0 million or 127% to $12.6 million or 42.2% of revenue for the nine months ended September 30, 1999 from $5.6 million or 35.1% of revenue for the same period ended in 1998. The reason for this increase is higher settlements incurred from increased revenues generated from brokerage, agents and container operations which historically have higher purchased transportation costs associated with them. Brokerage settlements increased by $2.8 million, agent settlements increased by $1.3 million and settlements paid to owner operators increased $1.2 million for the nine months ended September 30, 1999 compared to the same period in 1998.

     Salaries, wages and benefits increased by $2.4 million to $6.4 million for the nine months ended September 30, 1999 from $4.0 million for the same period ended 1998 but decreased as percentage of revenue to 21.5% in 1999 compared to 25.3% in 1998. The reason for this decrease as percentage of revenue is increased revenues generated from brokerage, owner operators and agents which have much lower payroll costs associated with them. This expense increased in dollar amount as a result from the Mid-Cal acquisition which added administrative and company driver payrolls.

     Fuel expense increased by $843 thousand or 54% to $2.4 million for the nine months ended September 30, 1999 from $1.56 million for the same period ended in 1998 but decreased as a percentage of revenue to 8.1% for the nine months ended September 30, 1999 from 9.9% for the same period ended in 1998. Fuel expense decreased as percentage of revenue because of increased revenues generated by brokerage, agents and owner operators which have no fuel costs associated with them. Fuel expense increased in dollar amount primarily as a result from the Mid-Cal acquisition, which increased the Company's driver base.

    Operating supplies and maintenance increased by $243 thousand or 28.3% to $1.1 million for the nine months ended September 30, 1999 from $860 thousand for the same period ended in 1998 but decreased as a percentage of revenue to 3.7% for the nine months ended September 30, 1999 from 5.4% for the same period ended in 1998. The reason for the decrease as a percentage of revenue is due to increased revenues generated by brokerage, agents and owner operators which have minor maintenance costs associated with them. The reason for the increase in dollar amount is primarily the result of the Mid-Cal acquisition, which increased the number of company tractors.

     Insurance captive expense increased by $815 thousand to 2.7% of revenues for the nine months ended September 30, 1999. The reason for the increase is a change in accounting treatment for captive insurance that wasn't put into effect until the 1998 year end. For the nine months ended September 30, 1998 all revenues and direct costs were reported at net as a decrease in insurance expense. Beginning year end 1998 all premiums written from third party truckers were classified as revenues and all costs associated with that revenue were classified as captive insurance expense.

     Depreciation and amortization increased by $540 thousand or 45.2% to $1.73 million for the nine months ended September 30, 1999 from $1.19 million for the same period ended in 1998 but decreased as a percentage of revenue to 5.8% for the nine months ended September 30, 1999 from 7.5% for the same period in 1998. The reason for this decrease as percentage of revenue is due to increased revenues generated by brokerage, agents and owner operators which have minimal depreciation costs associated with them. It should be noted however that amortization expense increased $150 thousand to $306 thousand for the nine months ended September 30, 1999 from $156 thousand for the same period ended in 1998. Depreciation increased in dollar amount because of the addition of fixed assets from the Mid-Cal acquisition.

     Interest expense increased $83 thousand or 16.1% to $596 thousand for the nine months ended September 30, 1999 from $513 thousand for the same period ended in 1998 but decreased as percentage of revenue to 2.0% for the nine months ended September 30, 1999 from 3.2% for the same period ended in 1998. The reason for this decrease as a percentage of revenue is due to increased revenues generated from brokerage, agents and owner operators which have minimal interest expense associated with revenue equipment debt. The reason for the increase in dollar amount is from increased debt inherited from the Mid-Cal acquisition.

     General and administrative expenses increased $530 thousand or 252% to $740 thousand or 6.2% of revenues for the nine months ended September 30, 1999, from $211 thousand or 3.9% of revenues for the same period ended in 1998. The primary reason for this increase as a percentage in revenue is that legal, accounting and consulting expenses increased by $350 thousand to $381 thousand for the nine months ended September 30, 1999, from $31 thousand for the same period ended in 1998.

     Gain on sale of equipment increased by $405 thousand for the nine months ended September 30, 1999 in comparison to no gain in the same period in 1998. The company was able to sell its unutilized and older equipment that had low book values for amounts substantial enough to recognize gains.

     Net income increased $474 thousand or 225% to $684 thousand for the nine months ended September 30, 1999 from $210 thousand for the same period ended in 1998. The primary reason for this increase is attributed to the gain on sales mentioned previously.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1999 the Company had a working capital surplus of $1,065,473 as compared to a deficit of $1,912,731 at December 31, 1998. The

Company's working capital improved primarily due to $1,104,114 received from the sale of transportation equipment in February 1999, $1,864,700 received from the sale of Series B Preferred Stock, $800,000 received from the sale of Series D Preferred Stock, $300,000 from the sale of common stock and $1,040,000 from the sale of convertible debentures. Historically, the Company has had a working capital deficit but has been able to meet its obligations as they come due by utilizing its revolving credit facility with General Electric Capital Corporation (after December 22, 1998) and its receivable factoring arrangement with Transport Clearings (prior to December 22, 1998). In addition, the Company has relied on equity investments from outside investors to facilitate our cash flows. In order to continue with its growth plans, the Company intends to continually raise additional funds through the private placement of equity and/or debt securities, which will depend upon prevailing market conditions, the market price of common stock and other factors over which the Company has no control. Since September 30, 1999, the Company has raised $2,300,000 in gross proceeds from the sale of Series E Preferred Convertible Stock, $550,000 in gross proceeds from the sale of convertible debentures and $2,000,000 in proceeds from the sale of common stock. In addition, since September 30, 1999, $600,000 of convertible debentures have been converted to 263,360 shares of common stock.

     During the nine month period ended September 30, 1999, the Company used $3,494,012 in operating activities and in the corresponding prior year period operating activities provided $848,649 in cash. Accounts receivable increased by $4.5 million for the nine months ended September 30, 1999 compared to a $320 thousand increase for the corresponding period in the prior year. The primary reason for the increase was added revenues from the Mid-Cal, ProStar and Fulmer Transport acquisitions. Accruals for independent contractor settlements, brokerage freight settlements, and company driver payroll resulted in cash inflows of $645 thousand, as compared to $49 thousand in accruals for these items in the prior period. The reason for this increase is from the acquisitions previously mentioned. Increase in notes receivable decreased cash flows $664,404 for the nine months ended September 30, 1999, in comparison to zero for the prior year. These notes are the result of equipment sales and notes receivable inherited from the Fulmer Transport acquisition. Also, the Company sold refrigerated trailers obtained in the Mid-Cal transaction to Freedom Leasing for $1.1 million. The Company recorded a $124 thousand gain on sale for this transaction and decreased our annual debt service by $78 thousand. In addition, the Company sold unutilized and older equipment. Because of the low book values, the Company recognized gains in the amount of $281 thousand during September 1999.

     Cash used in investing activities increased by $920 thousand from net cash used of $467 thousand for the nine months ended September 30, 1998 to a net cash used of $1.387 million for the same period ending in 1999. One reason for this change was the net increase in fixed assets acquired of $1 million for the nine months ended September 30, 1999 compared to the same period in 1998.This increase is reflected by the purchase of a new computer system along with fixed assets acquired in the Fulmer Transport acquisition. The sale of equipment to Freedom Leasing mentioned in the preceding paragraph created $1.1 million of cash inflows and $899 thousand in cash has been used to fund the acquisitions of ProStar, the container division and Fulmer Transport .

     Cash flows provided by financing activities increased $6.7 million during the period from a net cash outflow of $312 thousand for the nine months ended September 30, 1998 to a net cash inflow of $6.4 million for the same period in 1999. In addition to the sales of preferred stock and convertible debentures discussed above, the Company received a $372 thousand capital contribution during the first quarter of 1999. Principal payments on long term debt increased by $1.51 million, from $657 thousand for the nine months ended September 30, 1998 to $2.17 million for the same period in 1999. The reason for this increase is twofold. One is more debt was inherited from the Mid-Cal acquisition, thus more principal payments had to be made, and secondly $848 thousand of debt was paid down on the sale of 35 refrigerated trailers to Freedom Leasing in February 1999. One other item which significantly changed cash flow from a financing perspective was the increase in debt relating to the revolving credit facility with General Electric Capital Corporation. This created a $3.1 million increase in cash flow for the nine months ended September 30, 1999 and can be directly linked to the increase in accounts receivable created by the Mid-Cal, ProStar, container division and Fulmer Transport acquisitions.

     The Company completed a working capital financing agreement with General Electric Capital Corporation on December 21, 1998. The transaction involved a revolving credit facility in an amount up to $5,000,000 which replaced the previous accounts receivable factoring facility. The term of the agreement is for three years, with interest charges on amounts borrowed at the lender's index rate (commercial paper rate) plus 4.5%. As of June 30, 1999, $1.8 million was outstanding on the line. While General Electric Capital Corporation increased our credit facility to $7,000,000 in September, the Company believes that this will not be sufficient to handle internal and acquisition growth for the remainder of 1999. While the Company believes General Electric Capital Corporation may increase our line further, there is no assurance this will happen. In the event this does not happen, the Company will have to rely on capital infusions from other sources.

     The Company also completed two sale leaseback agreements and a total long-term debt restructuring agreement with General Electric Capital Corporation on December 22, 1998. The first lease agreement involved the trade-in of seventeen older road tractors for twenty newer tractors. The amount received on trade-in totaled $288,000, with the new lease after sale-leaseback requiring $1,150,000 in rental payments. The term of the lease is for 48 months with monthly payments of $22,500. The second lease agreement involved the trade-in of 87 older refrigerated and dry van trailers for 43 new refrigerated and 20 new dry van trailers. The amount received on trade-in totaled $349,000, with the new lease after sale-leaseback requiring $2,500,000 in rental payments. The term of this lease is 72 months with monthly payments of $38,500. General Electric Capital Corporation also refinanced all other long-term debt. The total debt refinanced amounted to $3.2 million, payable over 36 months with monthly payments of $105,000.

     The foregoing transactions have yielded savings in repairs and maintenance but the Company is not satisfied with the condition of the fleet. Accordingly, the Company has ordered 100 year 2000 Volvo tractors, which when delivered with the trade-in of all units year 1996 or older will make our tractor fleet much more efficient and productive. General Electric Capital Corporation will be lessor of record for the new fair market value lease with an aggregate cost of $8.4 million, a lease term of 48 months and monthly payments of $138 thousand. This arrangement requires a 10% advance to General Electric Capital Corporation to be held as security for the our performance under each lease. At the end of the lease term, the Company will have an option to 1) purchase the equipment at the fair market value, 2) return the equipment to General Electric Capital Corporation or 3) renew the lease at the then fair market value rental rate. The Company believes this transaction will result in higher equipment utilization and lower repair and maintenance costs and will increase cash flow by $600 thousand annually. The 10% advance held as security by General Electric Capital Corporation will be funded through an engine rebate from Volvo Trucks North America, Inc. and the sale of a convertible debenture. The Company believes that the amounts received for trade-in's will be sufficient to pay off debt associated with them, currently $2.3 million. The equipment debt left after trade-in's can be met through operating cash flows. If the Company can't meet debt obligations or other capital commitments through operating cash flows, capital infusions or debt refinancings will need to be effected. The Company cannot give any assurance this will happen. In addition, approximately $4.9 million of the above described debt comes due within the next three years. While the Company anticipates General Electric Capital Corporation or another lender will be willing to refinance the debt remaining at such time, there can be no assurances that this will happen. If the Company is unable to repay its debts when due, the Company can be forced to liquidate some of its assets and/or its creditors would attach certain of its assets, both of which could have material adverse consequences for the Company.

INFLATION

     Many of the Company's operating expenses, including fuel costs and fuel taxes, are sensitive to the effects of inflation, which could result in higher operating costs. The effects of inflation on the Company's business during the nine months ended September 30, 1999, were negligible.

SEASONALITY

     In the transportation industry, results of operations frequently show a seasonal pattern. Seasonal variations may result from weather or from customer's reduced shipments after the busy winter holiday season. To date, the Company's revenues have not shown any significant seasonal pattern. The current expansion of the Company's operations into the West Coast could expose the Company to greater operating variances due to seasonal weather.

YEAR 2000

     Neither we nor anyone we do business with has encountered any problems with respect to the inability of computer systems to recognize and process date-sensitive information after 1999 due to the use of only the last two numbers to refer to a year.

                                    BUSINESS

GENERAL

     U.S. Trucking provides transportation and freight brokerage services. We transport full truckloads of both refrigerated and non-refrigerated commodities over various distances on a nationwide basis.

     We are actively seeking other companies which are interested in outsourcing their transportation service needs.

     Our truckload division operates approximately 370 tractors (including approximately 200 tractors which are owned by independent contractors and agent operators) and approximately 370 trailers.

     We intend to expand our business through internal growth and acquisitions. The transportation industry is highly fragmented, which provides a large number of acquisition opportunities. We are primarily interested in medium to long haul truckload carriers, container and freight brokerage operations, with annual revenues of not less than $5.0 million.


                  HISTORY AND DEVELOPMENT OF U.S. TRUCKING

     U.S. Trucking, a Colorado corporation, was incorporated in Colorado under the name Northern Dancer, Inc. in January 1987 for the purpose of acquiring an operating company. It completed a small public offering in 1988. In September 1998 it completed a reverse acquisition of U.S. Trucking, Inc., a Nevada corporation, which is now a wholly-owned subsidiary. U.S. Trucking-Nevada has two operating subsidiaries which it acquired in early 1997 just after it was incorporated. These are Gulf Northern and Mencor.

     Our primary operating subsidiary, Gulf Northern, has operated as a truckload carrier since it was formed in 1991. Current management purchased Gulf Northern in 1994. Except as discussed below, in the past three years there have been no material developments in the Gulf Northern business in terms of reorganizations, management changes or operations. In an effort to increase the size and scope of its business and to obtain access to expansion capital, its management sold it to U.S. Trucking-Nevada in early 1997 in exchange for a 25% ownership interest in U.S. Trucking-Nevada. The remainder of U.S. Trucking-Nevada was owned by U.S. Transportation Systems, Inc., at the time, a publicly-traded transportation company. In exchange for its ownership interest in U.S. Trucking-Nevada, U.S. Transportation Systems had contributed to U.S. Trucking-Nevada certain assets and liabilities of Jay and Jay Transportation, Inc. and Translynx Express, Inc. Jay and Jay was a New York based short-haul truckload carrier operating primarily in the Northeast. Translynx offered roller-bed truckload services, primarily to UPS between Florida and Kentucky. The Translynx business was discontinued in early 1998.

     As it became clear that the expected benefits from affiliating with U.S. Transportation Services would not be forthcoming, Messrs. Huff and Pixler arranged for Logistics Management, LLC to repurchase the majority position held by U.S. Transportation Systems.

     Since September 1998 we have significantly expanded the size and scope of our business through four acquisitions. In December 1998 we acquired the assets of Mid-Cal Express, Inc., a California based long-haul truckload carrier, for 400,000 shares of our common stock and the assumption of approximately $5.7 million of obligations. This acquisition expanded the scope of our services from coast-to-coast and into Canada, and increased our average length haul.

     In April 1999 we acquired Prostar, Inc., a South Carolina based freight brokerage business with approximately $6 million in annual revenues, for $300,000 cash and 200,000 shares of common stock.

     In June 1999 we acquired the intermodal business of Excalibur Express, Inc., a Charleston, SC based company with approximately $6 million annual revenues, for 200,000 shares of common stock and $300,000 cash.

     In August 1999 we acquired the long-haul truckload carrier and freight brokerage business of Fulmer Brothers, Inc., a Florida based $24 million revenue company. In connection with this acquisition we opened nine new agency facilities at various locations throughout the U.S. We paid 400,000 shares of common stock for this acquisition.

     In February 2000, we acquired the freight brokerage business of Checkmate Truck Brokerage, Inc. and Maverick Truck Brokerage, Inc., Florida-based freight brokerage companies with combined revenues of $23 million. We paid $1.0 million cash and 385,000 shares of our common stock for these companies.

THE TRUCKLOAD SEGMENT OF THE TRANSPORTATION INDUSTRY

     The for-hire truckload market segment of the transportation industry accounted for approximately $65 billion of revenue in 1998. The truckload transportation industry currently is undergoing changes that affect both shippers and carriers. Shippers, which are the customers of trucking companies, have been focusing their capital resources on their primary businesses and are outsourcing their transportation requirements. Shippers increasingly have been seeking to reduce the number of authorized carriers they utilize and to establish service-based, long-term relationships with smaller groups of preferred or "core carriers" who are often able to provide a wide range of services. In order to compete with shippers for preferred or core carrier status, a carrier must have sufficient available equipment and drivers and other logistical capabilities to meet the shippers' requirements. While the truckload transportation market remains highly fragmented, there is an emerging trend among carriers toward consolidation in order to become better positioned with customers as core carriers. Carriers are also consolidating to take advantage of economies of scale in purchasing equipment, in purchasing insurance, and in recruiting and retaining drivers.

     The truckload transportation market generally consists of a service-sensitive segment and a price-sensitive segment. Shippers of high value or time-sensitive goods tend to be more concerned with the service capability of the carrier than simply obtaining the lowest priced transportation. In many cases, carriers choose either to provide premium service and charge rates consistent with that service or to compete primarily on the basis of price. The truckload market is further segmented on the basis of length of haul. In the long haul market, the average length of haul is greater than 1,500 miles. In this segment, truckload carriers compete with air freight on the basis of lower prices and with railroads on the basis of time of delivery. In the medium-to-long haul segment, the average length of haul ranges from 750 miles to 1,500 miles. U.S. Trucking's average length of haul is approximately 1,000 miles.

     We also operate a container division from our Charleston, SC location, the third largest port in the U.S. Also known as "intermodal" transportation, this business primarily involves transporting container loads between port destinations for export and import locations, either in Charleston or a final destination elsewhere in the U.S.

TRANSPORTATION BROKERAGE SERVICES

     We offer transportation brokerage services through our wholly-owned subsidiaries Mencor, Inc., Prostar, Inc., and UST Logistics, Inc., the acquisition vehicle for our recent purchases of Checkmate and Maverick. These companies return hauls for common carriers and corporations transporting their own goods which have completed their initial delivery. This enables the carrier to cover the cost of returning to their home location. For this service we receive the difference between the amount we pay the returning shipper or carrier to effect the move, and the amount we receive from the shipper. Mencor was incorporated as an Arkansas corporation in 1994 by Roxanne Pixler and Michael Menor. They sold Mencor to U.S. Trucking-Nevada in the transaction discussed above in which Gulf Northern was sold. In the past three years there have been no other material developments in the Mencor business in terms of reorganizations, management changes, or operations.

     Prostar was incorporated as a South Carolina corporation in October 1996. Checkmate and Maverick were incorporated as Florida corporations in February 1983 and April 1996, respectively.

AGENT PROGRAM

     In 1999 we instituted an agent program, pursuant to which we allow small carriers to operate under our authority as an agent. In this program the
agent provides its customers and business.   We collect all of the revenue
from the shippers and pay the agent 85% of the revenue less certain expenses we pay such as fuel costs and pallet costs. We provide the agent with liability insurance coverage and certain administrative services such as billing and collecting receivables. We also provide the agent with access to our other insurance coverages such as medical and hospitalization insurance. The agent is required to deposit one percent (1%) of its revenue in an escrow to cover any bad debts, and it must pay all cash expenses including tolls, tractor washes, and any of its own other operating expenses.

INSURANCE

     In 1998 we commenced offering auto/truck liability insurance to other transportation companies in order to take advantage of the underwriting profit potential of our captive insurance program. Policies are for $1 million, combined, single limit. Insured companies must abide by our safety and maintenance manual procedures in order to obtain insurance under the program. American Financial Services, Inc. acts as program manager and broker.
American negotiates pricing with the front end carrier and monitors claims, regulatory filings and policy issuance. American has also developed other insurance products which we are now offering, e.g. excess and umbrella liability insurance. Legion Insurance Company is the front-end carrier and receives a fee for issuing policies and monitoring claims administration and aggregate reinsurance. We profit under the program to the extent payouts and other expenses are less than premiums.

OPERATING STRATEGY

     Our operating strategy is to provide high quality transportation and freight brokerage services that position us as a preferred supplier or "core carrier" to major shippers. We do not compete primarily on a price basis. We seek to effect this strategy by providing reliable, time-definite pick up and delivery services. An important factor in our ability to effect this strategy is the ready availability of drivers. We seek to address the chronic driver shortage in the trucking industry through a variety of practices. We believe our driver retention history is significantly better than the industry average.

     We believe that our operating strategy has positioned us to capitalize on evolving trends in the transportation industry. Shippers are reducing their number of approved carriers to a small group of core carriers, and often outsourcing their transportation needs entirely to logistics providers (i.e. companies that coordinate and manage all their transportation needs). The small carriers, without the capacity to adequately service these shippers or offer logistics service will not benefit from this trend. As a medium size carrier with the capability to also offer freight brokerage and warehousing services, we are well-suited to capitalize on this trend. Our capability to offer freight brokerage and warehousing services also helps us obtain business from companies which use "just-in-time" distribution methods.

ACQUISITION STRATEGY

     We are actively seeking acquisition candidates in the truckload, freight brokerage and container segments of the transportation industry. We are primarily seeking targets with not less than $5.0 million in annual revenues.

     We intend to use a combination of cash, stock, debt and equity securities to facilitate our acquisition and expansion plans. No assurance can be given that we will be able to effect this strategy.

     We are currently holding discussions relating to numerous potential acquisitions, but do not anticipate making any further acquisitions until adequate financing is in place.

MARKETING

     We market high quality, "just-in-time", temperature-sensitive and dry freight truckload services in the truckload carrier market.

     Our operations are nationwide, with an emphasis on the Midwest, Southeast and Northeast United States. We believe that we have established a presence in these regions and have developed a competitive ability for the return shipment of goods, which reduces the amount of empty truck miles and increases overall productivity and profitability.

     Marketing personnel emphasize our commitment to high levels of service, flexibility, responsiveness, analytical planning and information management in order to position us to serve customers' demands for time definite pickup and delivery. Our marketing personnel seek to strengthen our position with existing customers and establish ourselves with prospective customers.


     We maintain a strong commitment to expanding our relationships with existing customers. Customer shipping patterns are monitored daily, allowing us flexibility in responding rapidly to the varying service demands of our customers. We have written motor carrier contracts with approximately 90% of our customers. The contracts generally specify lanes to be serviced (regions) and negotiated price agreements; they do not have any provision regarding the volume to be carried.

OPERATIONS

     All of our offices and terminals are leased. Our executive office is located in Mt. Pleasant, South Carolina, where billing, collections, brokerage, banking and overall management of U.S. Trucking take place. The lease, which expires February 1, 2001, covers 4,000 square feet of rental space and provides for monthly rent of $6,380. We believe that this facility is adequate for our present needs. We recently consolidated payroll, dispatch and certain administrative functions in our Wisconsin Rapids office and closed our Los Angeles and Savannah offices.

     We also maintain the following other office, terminal and warehouse locations:

            Location                             Description
            --------                             -----------

    Wisconsin Rapids, Wisconsin     A 3,000 square foot office, a
                                    9,800 square foot warehouse, and a
                                    four bay repair shop leased for
                                    $6,500 per month.  This facility is
                                    owned by Messrs. Huff and Pixler.

    Mt. Pleasant, South Carolina    Container division office (1,800 square
                                    feet) and drop yard leased for $2,500
                                    per month

    Jacksonville, Florida           A 375 square foot office and a
                                    1,125 square foot warehouse leased
                                    for $1,003 per month

     We also have agent and brokerage offices in Alabama, Arkansas, Florida, Missouri, Tennessee, Texas and Washington.

     Each of our terminals is headed by a terminal manager. Some locations include maintenance facilities and driver lounges, and all are active in the recruiting of drivers and all provide local or regional customer service and dispatch functions.

     We are in the process of outsourcing many of our "backroom" functions to Professional Transportation Group Ltd., Inc., an Atlanta-based transportation company majority owned by Logistics Management, LLC, our majority shareholder. We are effecting this change to take advantage of the superior computer and communications systems of PTG over the systems we have inherited through our acquisitions. The functions which will be migrated to PTG include accounting, payroll, dispatch and safety. We will pay PTG a fee of 3% of the amounts PTG bills for us in consideration of such services. In connection with this relationship we will also be given use of up to 150 Qualcomm tracking satellite units for use with company tractors.

TRACTORS AND TRAILERS

     We operate a fleet of approximately 252 tractors, including 78 tractors that are owned by independent contractors, and 401 trailers, including 15 trailers that are owned by independent contractors. Since the closing in December 1998 of the financing with General Electric Capital Corporation, we have traded 18 older tractors for 20 newer tractors. We have also traded 91 aged trailers for 63 new trailers which includes 43 refrigerated trailers and

20 dry vans. We have also recently added 65 tractors which are all 1996 or newer and 149 refrigerated trailers. The ages of our equipment is as follows:

             Age               Tractors           Trailers
           -------             --------           --------

           0-3 years             92                  98
           4-6 years             69                 125
           7-9 years              8                  85
           9 years +              0                  12

     Our policy is to purchase quality late-model tractors and refrigerated and dry trailers that meet our specifications. We have financed our tractor and trailer purchases through several asset-based finance agreements. We also contract with owner-operators to provide additional tractors and trailers. We have established standard specifications for the purchase of equipment replacements. Each of our tractors is equipped with a sleeper cab to permit the drivers to comply conveniently and cost effectively with the DOT hours of service guidelines and to facilitate team operations when necessary.

     We are developing a plan to replace our tractors every four years and our trailers every seven years. We maintain warranties that extend beyond the four year life of the tractors on all engines, transmissions, drive axles and running gear.

     We have established a maintenance program that tracks service intervals, repairs, and component history and management believes that this program will increase the number of miles achieved between engine overhauls. Most of our maintenance is performed at our Wisconsin Rapids, Wisconsin and Savannah, New York terminals.

DRIVERS

     All of our drivers must meet specific guidelines relating primarily to safety record, driving experience and personal evaluation, including DOT mandated drug testing and personal background checks. We recruit and retain drivers by offering competitive compensation packages, purchasing quality tractors and equipping them with optimal comfort and safety features such as air-conditioning, power steering, engine brakes and sleeper cabs, generating driver friendly freight, maintaining an open door policy, paying bonuses, providing a stock ownership program, and emphasizing training and retention programs. We maintain experienced driver recruiters.

     We require that prospective drivers have a minimum of one year of truck driving experience in order to be considered for a position. In addition, new drivers are required to meet all DOT requirements. Upon hiring a driver, we conduct an orientation program covering such topics as our business, policies, procedures, safety, benefits, maintenance and operation of equipment.

     Our drivers and independent contractors are paid a percentage of loaded revenue, and/or cents per mile. Drivers can earn bonuses on a per mile basis for safety, paperwork, compliance and number of miles driven each year. All employees, including drivers, will be eligible to participate in our 401(k) plan and health and life insurance plans.

     Although we currently have an adequate number of drivers, there can be no assurance that we will not be affected by a shortage of qualified drivers in the future. Significant driver turnover is a problem within the industry as a whole. In addition, the trucking industry is experiencing a diminished workforce of qualified drivers. As a result, we must compete with other transportation service companies for the available drivers. We anticipate that the intense competition for qualified drivers in the trucking industry will continue.

     In addition to our driver employees, we contract with a select group of independent contractors who own and operate their own tractors and trailers. Our selection process for independent owner-operators is substantially the same as the process for employees. Each owner-operator is required to enter into an owner-operator lease agreement which is cancelable by either party upon thirty days notice. The owner-operators provide us with an additional source of drivers, particularly during periods of peak demand for transportation services.

INSURANCE AND SAFETY

     Our safety department is responsible for training and supervising personnel to keep safety awareness at its highest level. We have implemented an active safety and loss prevention program at our corporate headquarters and all of our terminals. The emphasis on safety begins in the hiring and continues in orientation, safety training, and drug testing. Newly hired drivers, regardless of experience level, must participate in a training program.

     Our safety and loss prevention program is comprised of the ongoing education, training and retraining of drivers regarding safe vehicle operation, loading and unloading procedures, and accident reporting. It also includes random drug testing. The program is overseen by our Director of Safety. It is our policy to reward drivers who have satisfied safety performance goals. Safe-driver awards are presented based upon the number of miles a driver or owner-operator accumulates in service without a "chargeable accident" as defined by DOT regulations. Awards are presented on an annual basis and consist of cash payments.

     We have implemented a written disciplinary system for our employee drivers and owner-operators. Pursuant to this system, disciplinary action ranges from written warnings to immediate termination depending on the frequency and severity of the offense. The most serious offenses include violations of local, state or federal regulations while on duty, unauthorized use of equipment, willful or negligent damage of equipment or property or injury to another person, carrying, possessing or being under the influence of intoxicants or narcotics while on duty or on our premises, possession of firearms or other lethal weapons while on duty or while on our premises and other similar offenses. Our Director of Safety continuously monitors driver performance and makes recommendations to our executive officers regarding employment and retention of drivers.

     We are committed to securing appropriate insurance coverage at cost-effective rates. The primary risks that arise in the trucking industry consist of cargo loss and damage, personal injury, property damage and workers' compensation claims. We maintain insurance that we believe is adequate to cover our potential liabilities and risks.

     We have set up captive insurance arrangements with an insurance company pursuant to which we make monthly payments into a loss reserve fund in addition to the payments we make to the insurance company. The fund is then used to pay off claims for liability to third parties for personal injuries and property damage up to $100,000 per occurrence and up to an aggregate of $615,000. Any claims in excess of these limits are covered by insurance up to

$1 million per occurrence. To the extent that the annual claims are less than the amount projected by the insurance company, we receive back a portion of the reserve fund.

     We also have an insurance policy which covers cargo loss and damage up to $250,000 per occurrence, and an insurance policy which covers workmen's compensation claims in amounts from $100,000 to $500,000, depending on the state where the worker lives.

FUEL MANAGEMENT

     Motor carrier service is dependent upon the availability of diesel fuel. We manage fuel purchases by directing our drivers to certain truck stops along designated routes that give us certain discounts in return for volume purchases on a recurring basis. Through the use of computerized monitoring devices imbedded in the engines of our tractors, we monitor fuel usage, miles per gallon, cost per mile, and cost per gallon. We have not experienced any difficulty in maintaining fuel supplies sufficient to support our operations. Historically, we have been able to pass on a portion of fuel price increases to our customers. Nevertheless, shortages of fuel, increases in fuel prices or fuel tax rates or rationing of petroleum products could have a material adverse effect on our operations and profitability.

COMPETITION

     The trucking industry is highly competitive and fragmented. We compete primarily with other medium to long-haul, temperature-controlled and dry truckload carriers; internal shipping conducted by existing and potential customers and, to a lesser extent, railroads and air transportation. Although the general effect of deregulation of the trucking industry during the 1980's created substantial downward pressure on the industry's rate structure, we believe that competition for the freight transported by us is based primarily on quality of service, such as just-in-time performance, and, to a lesser degree, on freight rates. There are a number of other trucking companies which have substantially greater financial resources, operate more equipment or carry a larger volume of freight than we do. We also compete with other motor carriers in hiring qualified drivers. Our primary emphasis is service, especially to its core carrier customers, rather than price alone. However, the industry in which we operate is extremely price sensitive and we are responsive to competitive price pressures.

REGULATION

     The trucking industry is subject to regulatory oversight and legislative changes which can affect the economics of the industry by requiring certain operating practices or influencing the demand for, and the costs of providing, services to shippers. The Department of Transportation of the United States ("DOT"), as well as various state agencies that have jurisdiction over us, have broad powers, generally governing such matters as authority to engage in motor carrier operations, rates and charges, certain mergers, consolidations and acquisitions, and periodic financial reporting. Rates and charges are not directly regulated by these authorities. As primarily a contract carrier, we negotiate competitive rates directly with customers as opposed to relying on schedule tariffs. State agencies impose tax, license and bonding requirements.

     The Motor Carrier Act of 1980 commenced a program to increase competition among motor carriers and to diminish regulation in the industry. Following this deregulation, applicants have more easily been able to obtain DOT operating authority, and interstate motor carriers have been able to impose certain rate changes without DOT approval. The Motor Carrier Act also removed many route and commodity restrictions on transportation of freight. Gulf Northern has held specific commodity and territory authority from the Illinois Commerce Commission since 1939. Gulf Northern holds authority to carry general commodities throughout the 48 contiguous states, as both a common and contract carrier, and it holds various intrastate authorities.

     Under the Negotiated Rates Act of 1993, certain procedures must be followed for resolving claims involving unfiled, negotiated transportation rates. Generally, when a claim is made by a motor carrier of property for the collection of rates and charges in addition to those originally billed and collected by the carrier, the person against whom the claim is made may elect to satisfy the claim pursuant to certain provisions specified in the Negotiated Rates Act. The Negotiated Rates Act specifies the types of disputes to be resolved by the ICC and allows for the nonpayment of the disputed additional compensation until the dispute is resolved. We believe that we are in compliance in all material respects with the provisions of the Negotiated Rates Act.

     Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. Such matters as weight and dimensions of equipment are also subject to federal and state regulation. All of our drivers are required to obtain national commercial driver's licenses pursuant to regulations promulgated by the DOT. DOT regulations impose mandatory drug testing of drivers. We have implemented a random drug-testing program in accordance with these regulations. In addition, we are required to implement alcohol and drug rules imposed by the DOT which prohibit any alcohol or drug use prior to and during driving and while performing safety-sensitive functions such as loading, unloading, inspecting, waiting for dispatch, resting in a sleeper birth, and other specified times. We comply with all applicable regulations imposed on our employees and owner-operators. The DOT's national commercial driver's license, drug testing requirements and new alcohol and drug-use regulations have not to date and are not expected to adversely affect the availability to us of qualified drivers.

     Our operations are subject to federal, state and local laws and regulations concerning the environment. We have not received any notices from any regulatory authority relating to any violation of any environmental law and incur no material costs specifically related to compliance with such laws.

EMPLOYEES

     As of the date of this prospectus, we employ 166 persons, of whom 100 were drivers and 66 were maintenance and administrative personnel. None of our employees are represented by a collective bargaining unit and we have never experienced a work stoppage. We believe that our relations with our employees is good.

LEGAL PROCEEDINGS

     We have been from time to time a party to litigation incidental to our business, primarily involving claims for personal injury and property damage incurred in the transportation of freight, and litigation relating to transactions as to which its affiliates have been involved. As of the date of this prospectus, we are not party to any litigation which, individually or in the aggregate, management believes will have a material adverse effect on our financial condition or operations. We maintain insurance that we believe is adequate to cover our liability risks.

REPORTS TO SECURITY HOLDERS

     We are subject to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and in accordance therewith file periodic reports with the Commission. Such reports concerning us may be inspected or copied at the public reference facilities at the Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices in New York, 7 World Trade Center, New York, New York 10048, and in Chicago, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents can be obtained at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.

     We do not currently plan on sending to stockholders quarterly or annual reports.

                                  MANAGEMENT

DIRECTORS AND OFFICERS

     Our Directors and Executive Officers are as follows:

      NAME              AGE                POSITIONS HELD
      ----              ---                --------------

Danny L. Pixler         51       President, CEO and Director

W. Anthony Huff         38       Executive Vice President and Chairman
                                 of the Board

John Ragland            34       Vice President of Finance

Rick Kelly              46       Vice President of Operations

Richard W. Bradley      33       Chief Financial Officer

     There is no family relationship between any Director or Executive Officer of U.S. Trucking, Inc.

     We have audit and compensation committees which both consist of Danny L. Pixler and W. Anthony Huff.

     Set forth below are the names of our directors and executive officers, all positions and offices with us held by each such person, the period during which he has served as such, and the principal occupations and employment of such persons during at least the last five years:

     DANNY L. PIXLER has served as the President, CEO and a director of U.S. Trucking, Inc. since September 8, 1998, when we completed our acquisition of U.S. Trucking-Nevada. He has served as President, Secretary and Treasurer of U.S. Trucking-Nevada since February 1997, and as a Director since May 1998.
He served as Vice President and a director of Mencor from March 1994 until July 1998 when he became President. He has served as President, CEO and director of Gulf Northern since March 1995. From January 1993 until March 1994, he served as President of Joseph Land Group, a transportation company with annual sales of approximately $130 million. From 1989 until 1993, he served as President of Apple Lines, Inc., a truckload refrigerated carrier with $16 million in revenues. From 1983 until 1989, he was employed by D.F.C. Transportation, the transportation division of Dean Foods, Inc., where his final position was Executive Vice President and General Manager responsible for the company's truckload division with annual sales of $80 million.

     W. ANTHONY HUFF has served as our Executive Vice President and Chairman of the Board since September 8, 1998. He has provided various administrative services to U.S. Trucking-Nevada since February 1997 and has served as Executive Vice President and a Director since May 1998. He has also provided various services to Gulf Northern since March 1995 and he has served as a Director since February 1996 and as Vice President since June 1998. Mr. Huff has also served as Vice President and Assistant Secretary of Mencor since June 1998. Mr. Huff manages our offshore captive insurance programs and investments. From approximately November 1995 until January 1997, he served as President and a director of United Acquisition Corp. II, a company formed to acquire companies in the trucking business. From February 1992 until December 1996, Mr. Huff served as President of the North American Trucking Association, an association of independent truckers engaged in the business of providing administrative and financial services to its members. Mr. Huff spends approximately 60% of his time on our business and the remainder of his time consulting with various other companies.

     Due to a large judgment awarded against Mr. Huff in 1994 resulting from Mr. Huff's guaranty of a defaulted bank loan for a company of which he was a shareholder, Mr. Huff filed for personal bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in 1994 (discharge granted in 1995). Corporate Insurance Services, a company of which Mr. Huff was President and owner, was also a guarantor of this debt and also filed for bankruptcy at this time (Chapter 11 converted to Chapter 7). Mr. Huff was a minority shareholder and provided services to the company (KHW Foods, Inc.) relating to store location and development, but was not otherwise involved in management of the company.

     JOHN RAGLAND has served as our Vice President - Finance, since November 1, 1999. He had served as Chief Financial Officer since September 8, 1998.
He has served as the Controller of Gulf Northern since June 1996, and as Secretary-Treasurer since June 1998. He has also served as the Chief Financial Officer and Treasurer of U.S. Trucking-Nevada since May 1998. From May 1996 until October 1996, he served as Chief Financial Officer of United Acquisition Corp. II, a company formed to acquire companies in the trucking business. From August 1994 until June 1996 he was the Chief Financial Officer of the North American Trucking Association, a trade group, and he was also the Chief Financial Officer of All-Risk Services, an insurance agency, during the same period. From 1991 to July 1994, he was a staff accountant with Watkins, Buckles & Travis, Certified Public Accountants.

     RICK KELLY has served as Vice President, Operations for Gulf Northern since November, 1999. Prior to that he served as President of our intermodal division, which commenced operations in June 1999. From September 1996 through June 1999 he owned and operated Excalibur Express, Inc., a $7 million revenue intermodal transporation company based in Charleston, SC. From November 1995 to September 1996 he was Vice President, Southeast Region for Rocor, Inc., a $450 million truckload/intermodal carrier, wherein he was responsible for operations at 17 terminals contributing $30 million in revenues. From 1992 through November 1995 he served as terminal manager in Charleston, and then Vice President, Operations, for Ty Pruitt, Inc., a $50 million intermodal/truckload carrier. From 1983-1992 he was President and Chief Executive Officer for GFC Trucklines, a $7 million regional short-haul truckload and intermodal carrier based in Charleston, SC.

     RICHARD W. BRADLEY has served as Chief Financial Officer since November 1, 1999. Since 1992 he had been a partner in the accounting firm of Chesnut & Bradley, wherein he provided accounting, consulting, financial and tax planning services, with an emphasis on mergers, acquisitions and divestitures. For a one year period during this time he took an assignment as Chief Financial Officer of Snow Construction, Inc, a $20 million home builder.
From 1988-1992 Mr. Bradley was manager of accounting responsible for financial reporting for Overnite Transportation, Inc., a national trucking business and subsidiary of Union Pacific Railroad. Mr. Bradley is a member of the advisory boards of Atlantic Capital Group, L.C., an investment banking concern and The Colonial BancGroup, Inc., the publicly traded parent company for a national bank.

     Our executive officers hold office until the next annual meeting of the Directors. We have agreements with Messrs. Pixler and Huff whereby we are required to use our best efforts to elect and retain them as members of the Board of Directors as long as they are guarantors as to any U.S. Trucking or affiliated debt. There are no other arrangements or understandings between any director or executive officer and any other person pursuant to which any of the above-named executive officers or directors or nominees was selected as an officer or director or nominee for director.

EXECUTIVE COMPENSATION

     The following tables set forth information regarding executive compensation for U.S. Trucking, Inc.'s President and Chief Executive Officer and each other executive officer who received total annual salary and bonus in excess of $100,000 for any of the years ended December 31, 1998, 1997 or 1996.

                          Summary Compensation Table

                                             Long-term Compensation
                                             Awards         Payouts
                                             ------------------------
                                                     Securi-
                      Annual Compensation            ties
                     ---------------------  Re-      Underly-        All
                                   Other    strict-  ing             Other
Name and                           Annual   ed       Options/  LTIP  Com-
Principal                          Compen-  Stock    SARs      Pay-  pensa-
Position     Year  Salary   Bonus  sation   Award(s) (Number)  outs  tion
----------   ----  -------- -----  -------  -------- --------  ----- ------

Danny L.     1999  $105,000  --    $6,000(1)   --     250,000    --    --
 Pixler,     1998  $105,000  --    $6,000(1)   --     100,000    --    --
 President   1997  $105,000  --    $6,000(1)   --       --       --    --
______________

(1) Represents $500 per month car allowance.

                    Aggregated Option Exercises in Year Ended
              December 31, 1998 and December 31, 1998 Option Values

                                        Securities Under-  Value of Unexer-
                      Shares            lying Unexercised   cised in-the
                     Acquired                Options        Money Options/
                        On                 at 12/31/99       at 12/31/99
                     Exercise   Value      Exercisable/      Exercisable/
      Name           (Number)  Realized   Unexercisable     Unexercisable
      ----           --------  --------  ----------------  ----------------

Danny L. Pixler         -0-    $  -0-    100,000 / 250,000  $245,000 / 0

                         Options / Grants in Last Fiscal Year
                                 Individual Grants

                    Number of       % of Total
                    Securities       Options
                    Underlying      Granted to     Exercise or
                     Options       Employees in    Base Price     Expiration
      Name          Granted(#)      Fiscal Year      ($/sh)          Date
      ----         ------------    ------------    -----------    ----------

Danny L. Pixler      250,000            50%           $3.00         4/27/04

EMPLOYMENT AGREEMENTS

     We have entered into a five year employment agreement with Danny L. Pixler commencing September 9, 1998, which provides for an annual salary of $105,000 with annual increases of not less than 3%. The agreement also provides that Mr. Pixler will receive a new car every three years and all vehicle expenses incurred on our business or an auto allowance not to exceed $550 per month.

     We have entered into a five year employment agreement with W. Anthony Huff commencing September 9, 1998, which provides for an annual salary of $52,000 with annual increases of not less than 3%.

     We have entered into a three year employment agreement with John Ragland commencing September 9, 1998, which provides for an annual salary of $75,000 with annual increases of not less than 3%. The agreement also provides that Mr. Ragland will be provided a company car and reimbursement of his vehicle expenses incurred on our business.

     These employment agreements are terminable by us for certain specified reasons, including disability, fraud, conviction of a felony and substance abuse. They also contain covenants not to compete during the term of the agreements.

STOCK OPTION PLAN

     During September 1998, the Board of Directors adopted the Stock Option Plan of U.S. Trucking-Nevada as our Stock Option Plan (the "Plan"), and we assumed the obligations represented by 1,500,000 options which were already outstanding. These options have an exercise price of $0.30. The Plan authorizes the issuance of options to purchase up to 2,500,000 shares of our Common Stock. An additional 500,000 options have been granted under the plan at an exercise price of $3.00.

     The Plan allows the Board to grant stock options from time to time to employees, officers, directors and consultants of U.S. Trucking. The Board has the power to determine at the time that the option is granted whether the option will be an Incentive Stock Option, an option which qualifies under
Section 422 of the Internal Revenue Code of 1986, or an option which is not an Incentive Stock Option. Vesting provisions are determined by the Board at the time options are granted. The option price for any incentive stock option will be no less than the fair market value of the Common Stock on the date the option is granted, while other options may be granted at any exercise price.

     Options granted under the Plan with an exercise price less than the fair market value on the date of grant, will require us to record an expense upon the grant of options equal to the difference between the market value of the option shares and the exercise price of the options. Generally, there will be no federal income tax consequences to us in connection with Incentive Stock Options granted under the Plan. With regard to options that are not Incentive Stock Options, we will ordinarily be entitled to deductions for income tax purposes of the amount that option holders report as ordinary income upon the exercise of such options, in the year such income is reported.

                        SECURITY OWNERSHIP OF MANAGEMENT,
                PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDERS

     The following table sets forth, as of February __, 2000, and as adjusted for the sale of the shares offered by the selling shareholders, the stock ownership of each person known by us to be the beneficial owner of five percent or more of the our Common Stock, all Directors individually and all Directors and Executive Officers as a group, and the selling shareholders. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                                              Per-
                                              centage
                              Amount of       of Class
Name and Address of           Beneficial      Prior
Beneficial owner              Ownership       to Sales
-------------------           ----------      --------

Principal Shareholders
 and Management:
----------------------

Logistics Management,
 L.L.C. (1)                    5,750,000 (2)   57.6%
10602 Timberwood Circle #9
Louisville, KY  40223

Danny L. Pixler                3,225,000 (3)   32.3%
Suite 216
3125 Ashley Phosphate Road
North Charleston, SC  29418

W. Anthony Huff                3,225,000 (4)   32.3%
10602 Timberwood Circle #9
Louisville, KY  40223

All Directors and Executive    6,450,000 (3)   60.3%
Officers as a Group                      (4)
(3 Persons)

                                                                     Per-
                                                         Number     centage
                                                         of         of Class
                                                         Shares     After
                                                         Offered    Sales
                                                         ---------  --------
Selling Shareholders:
--------------------

Mark Weber                        40,000         *         40,000      0
3206 162nd Place, SE
Bellevue, WA  98008

Ronald Setzkorn                  338,648        3.5%      233,333     2.4%
1211 Willow Bend
Clarksville, TN  37043

Market Edge Inc.                  46,668          *        46,668      0
No. 2B
1304 E. Algonavin Road
Schaumburge, IL  60173

Jay W. Bosselman                  93,333          *        93,333      0
No. 2B
1304 E. Algonavin Road
Schaumburge, IL  60173

Ralph Brown                       33,333         *         33,333      0
P.O. Box 97
Gainesville, MD  65655

B. A. Bates                       65,000         *         65,000      0
19 2nd Street East
Kalispell, MT  59901

Sebrite Financial                 33,333         *         33,333      0
Suite 1215
600 South Highway 169
St. Louis Park, MN  55426

Stanley Chasen                    33,333         *         33,333      0
6711 North Ocean Boulevard
Ocean Ridge, FL  33435

Jud Wagenseller                   26,668         *         26,668      0
2107 Bainbridge Row Drive
Louisville, KY  40207

Transportation Services Co.      261,666        2.7%      261,666      0
10602 Timberwood Circle #9
Louisville, KY  40223

Michelle A. Vetrano               26,667         *         26,667      0
10415 North Pecan Place
Tucson, AZ  85737

Paolo Dorigo                      33,333         *         33,333      0
3865 Jasmine Avenue
Culver City, CA  90232

George R. Vetrano, Jr.            13,333         *         13,333      0
9255 Doheny Road, No. 2804
Los Angeles, CA  90069

George R. Vetrano, Sr. and
  Carol A. Vetrano                26,667         *         26,667      0
10818 North Sand Canyon Road
Oro Valley, AZ  85737

Kevin P. Judge                    33,333         *         33,333      0
3417 Clinton Street
West Seneca, NY  14224

Sidney Anderson                   33,334         *         33,334      0
1503 Evergreen Road
Louisville, KY  40223

Mid-Cal Express, Inc.            400,000       4.2%       400,000      0
155 Montgomery St., Suite 406
San Francisco, CA  94104-4109

Glenn Bagwell, Jr.               250,000       2.6%       250,000      0
Suite 204
3005 Anderson Drive
Raleigh, NC  27609

________________

*    Less than 1%.

(1) Logistics Management, L.L.C. is 50% owned jointly by Danny and Roxanne Pixler, the wife of Danny L. Pixler, and 50% owned by Association Services, Inc., which is 100% owned by the Huff Grandchildren's Trust.

(2) Includes 3,600,000 shares which may be acquired within 60 days by exchanging 360,000 shares of Series A Preferred Stock for 3,600,000 shares of common stock. Does not include 900,000 shares of our Series A Preferred Stock held by Logistics Management, LLC, which represents 9,000,000 votes and which is exchangeable for up to 9,000,000 shares of U.S. Trucking common stock when certain revenue targets are achieved. (See "DESCRIPTION OF SECURITIES.")

(3) Represents a 50% beneficial interest in the shares held by Logistics Management, LLC and options to purchase 350,000 shares of Common
     Stock. Does not include 25,000 shares of Series C Preferred Stock held by Danny Pixler which carry 2,500,000 votes.

(4) Represents a 50% beneficial interest in the shares held by Logistics Management, L.L.C. and options to purchase 350,000 shares of Common Stock. Does not include 25,000 shares of Series C Preferred Stock held by Huff Grandchildren's Trust which carry 2,500,000 votes, of which Mr. Huff is co-trustee.

     There are no known agreements, the operation of which may at a subsequent date result in a change in control of U.S. Trucking.

                      TRANSACTIONS WITH MANAGEMENT AND OTHERS


     In March 1998, Gulf Northern leased three 1995 Volvo tractors from Danny
L. Pixler under a one year lease agreement that specifies monthly payments of $4,047 and provides for annual renewals. Under the lease agreement, Gulf Northern is required to pay for all expenses associated with the tractors including maintenance, insurance, permits, licenses and other operating expenses.

     In September 1998, Gulf Northern leased six 1994 Kenworth tractors from a company owned by Danny Pixler and Anthony Huff pursuant to a one year lease agreement which provides for monthly payments of $7,380 and annual renewals. Under the lease agreement, Gulf Northern is required to pay for all expenses associated with the tractors including maintenance, insurance, permits, licenses and other operating expenses.


         During January 1999, three of our shareholders entered into a stock exchange agreement with us whereby they agreed to exchange a total of 9,990,000 shares of our common stock for 999,000 shares of our Series A Preferred Stock. Each share of Series A Preferred Stock will have ten votes and the shares will be voted together with the common stock as a single class. (See "Description of Securities") Pursuant to the stock exchange agreement, each share of Series A Preferred Stock will be exchangeable back into ten shares of common stock as follows: one-fifth of the shares upon reporting revenues of $31 million or more for any fiscal year or shorter period in a report on Form 10-KSB, 10-K, 10-QSB, or 10-Q as filed with the Securities and Exchange Commission; an additional one-fifth if revenues are at or above $41 million; an additional one-fifth if revenues are at or above $51 million; an additional one-fifth if revenues are at or above $61 million; and the balance if revenues are at or above $71 million. The shareholders who exchanged shares are Logistics Management, LLC - 9,000,000 shares; Joff Pollon - 250,000 shares; and Waterways Group - 740,000 shares.


     In June 1999, we issued 25,000 shares of Series C Preferred Stock to each of Danny Pixler and the Huff Grandchildren's Trust in consideration of those parties' guaranties with respect to in excess of $13,000,000 of our debt obligations. Each Series C Share carries 100 votes per share on all matters submitted to a vote of stockholders, but otherwise carries no rights to dividends or other distributions.

     In 1999 we provided loss control and risk management consulting services to Transportation Consulting Services, Inc., for which services we received an aggregate of $112,000 in fees. Marion Huff, father of Anthony Huff, is President and sole stockholder of Transportation Consulting Services.

     The board of directors believes that the above transactions involving U.S. Trucking-Nevada and its subsidiaries have been on terms no less favorable to us than those that could have been obtained from unaffiliated parties.
When reviewing transactions with affiliates, the members of the board attempt to consider all of their fiduciary duties to shareholders and they consult with the our legal counsel for their opinions on the transactions.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     Our authorized capital stock includes 75,000,000 shares of common stock, no par value. All shares have equal voting rights, i.e. one vote per share. Voting rights are not cumulative, and so the holders of more than 50% of the Common Stock could, if they chose to do so, elect all the Directors.

     Upon liquidation, dissolution or winding up of U.S. Trucking, Inc., our assets, after the payment of liabilities and any liquidation preferences on outstanding preferred stock, will be distributed pro rata to the holders of the common stock. The holders of the Common Stock do not have preemptive rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares. The shares of common stock presently outstanding are fully paid and nonassessable.

     Holders of common stock are entitled to share equally in dividends when, as and if declared by the board of directors, out of funds legally available therefor. We have not paid any cash dividends on our common stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

TRANSFER AGENT

     Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, serves as the transfer agent for the U.S. Trucking, Inc.

PREFERRED STOCK

     We are authorized to issue 10,000,000 shares of preferred stock, no par value. The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as the board of directors may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the board of directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists, therefore, that preferred stock might be issued which would grant dividend preferences and liquidation preferences to preferred shareholders over common shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the board of directors has the authority to issue these shares without shareholder approval. The issuance of preferred stock may have the affect of delaying or preventing a change in control of U.S. Trucking, Inc. without any further action by shareholders.

     We have designated 999,000 shares of our preferred stock as Series A Preferred Stock, all of which are currently outstanding; 2,000 shares of Series B Convertible Preferred Stock, all of which are outstanding; 50,000 shares of Series C Preferred Stock, all of which are outstanding; 950 shares of Series D Convertible Preferred Stock, all of which are outstanding; and 2,300 shares of Series C Convertible Preferred Stock, all of which are outstanding. Following is a summary of the rights and preferences of the outstanding preferred stock.

     SERIES A PREFERRED STOCK. Each share of Series A Preferred Stock is entitled to ten votes and will vote together with the holders of the Common

Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of U.S. Trucking, Inc., the holders of the shares of Series A Preferred Stock will be entitled to be paid an amount equal to ten times the amount payable on each share of common stock.

     The shares of Series A Preferred Stock were issued to the holders of 9,990,000 shares of our Common Stock pursuant to a stock exchange agreement. Pursuant to this agreement, each share of Series A Preferred Stock will be exchanged for ten shares of common stock as follows: one-fifth of the shares upon U.S. Trucking, Inc. reporting revenues of $31 million or more for any fiscal year or shorter period in a report filed on Form 10-KSB, 10-K, 10-QSB, or 10-Q as filed with the Securities and Exchange Commission; an additional one-fifth if revenues are at or above $41 million; an additional one-fifth if revenues are at or above $51 million; an additional one-fifth if revenues are at or above $61 million; and the balance if revenues are at or above $71 million.

     SERIES B CONVERTIBLE PREFERRED STOCK. Shares of Series B Convertible Preferred Stock are convertible into shares of common stock based on the stated value of $1,000 per share of preferred stock divided by the conversion price on the conversion date. Holders of Series B Convertible Preferred Stock may elect to convert their shares commencing on the earlier of October 28, 1999, or the occurrence of any merger, tender offer, or redemption event described below. The conversion price is equal to 90% of the average closing bid price for the ten consecutive trading days immediately preceding the conversion date, not to exceed $2.59 per share.

     Holders of Series B Convertible Preferred Stock are entitled to receive a dividend of 12% annually.

     In the event of a voluntary or involuntary dissolution, liquidation or winding up of U.S. Trucking, Inc., holders of the Series B Convertible Preferred Stock are entitled to receive out of the assets of the Company legally available for distribution, before any payment to holders of common stock, an amount per share equal to $1,000 plus any accrued premium on such shares.

     Holders of the Series B Convertible Preferred Stock are entitled to redeem their shares upon the occurrence of certain events, referred to as redemption events, which include the following:

     * In the event that we are unable to issue free trading common stock into which shares of Series B Convertible Preferred Stock have been converted because the shares have not been registered under the Securities Act;

     * In the event that we notify holders of Series B Convertible Preferred Stock of our intention not to issue shares of common stock on conversion;

     * If we transfer substantially all of our assets, merge or con-solidate with another entity, or have 50% or more of our voting power held by a person or group other than Logistics Management LLC and its affiliates;

     * If we breach any material term of the securities purchase agreement or registration rights agreement with the purchasers of the Series B Convertible Preferred Stock; or

     * If the trading volume for any 20 consecutive trading days does not equal or exceed $150,000 beginning October 27, 1999.

Upon the occurrence of a redemption event, we may preclude any redemption by paying, as liquidated damages, an amount equal to 10% of the stated value of the Series B Convertible Preferred Stock to each holder in cash or in stock at 80% of the conversion rate.

     In the event of a redemption, the redemption amount to be paid will be equal to the number of shares which would have been issued if the shares of Series B Convertible Preferred Stock were converted multiplied by the current market value. Alternatively, we may pay an amount equal to 120% of the stated value of the shares being converted in cash or in stock at 80% of the conversion rate.

     We are also required to pay to the holders of the Series B Convertible Preferred Stock an aggregate of $30,000 commencing October 15, 1999, and $30,000 per month thereafter until this registration statement is declared effective by the Securities and Exchange Commission. We are currently negotiating an extension of this agreement.

     The holders of Series B Convertible Preferred Stock have no voting rights except as required by Colorado law. In the event that voting is required under Colorado law, the holders shall have one vote for each share held on matters to be voted on as a class, and on an as-converted basis on matters which the Class B Convertible Preferred Stock and common stock vote together as one class.

     SERIES C PREFERRED STOCK. Each share of Series C Convertible Preferred Stock entitles the holder to one hundred votes and votes together with the holders of common stock as a single class. The holders of Series C Preferred Stock have no liquidation rights and no rights to dividends. The Series C Preferred Stock is not redeemable.

     SERIES D CONVERTIBLE PREFERRED STOCK. Shares of Series D Convertible Preferred Stock are convertible into shares of common stock based on the stated value of $1,000 per share of preferred stock divided by the conversion price on the conversion date. Holders of Series D Convertible Preferred Stock may elect to convert their shares commencing on the earlier of January 8, 2000, or the occurrence of any merger, tender offer, or redemption event described below. The conversion price is equal to 90% of the average closing bid price for the ten consecutive trading days immediately preceding the conversion date, not to exceed $2.59 per share.

     Holders of Series D Convertible Preferred Stock are entitled to receive a dividend of 12% annually.

     In the event of a voluntary or involuntary dissolution, liquidation or winding up of U.S. Trucking, Inc., holders of the Series D Convertible Preferred Stock are entitled to receive out of the assets of the Company legally available for distribution, before any payment to holders of common stock, an amount per share equal to $1,000 plus any accrued premium on such shares.

     Holders of the Series D Convertible Preferred Stock are entitled to redeem their shares upon the occurrence of certain events, referred to as redemption events, which include the following:

     * In the event that we are unable to issue free trading common stock into which shares of Series D Convertible Preferred Stock have been converted because the shares have not been registered under the Securities Act;

     * In the event that we notify holders of Series D Convertible Preferred Stock of our intention not to issue shares of common stock on conversion;

     * If we transfer substantially all of our assets, merge or con-solidate with another entity, or have 50% or more of our voting power held by a person or group other than Logistics Management LLC and its affiliates;

     * If we breach any material term of the securities purchase agreement or registration rights agreement with the purchasers of the Series D Convertible Preferred Stock; or

     * If the trading volume for any 20 consecutive trading days does not equal or exceed $150,000 beginning March 7, 2000.

Upon the occurrence of a redemption event, we may preclude any redemption by paying, as liquidated damages, an amount equal to 10% of the stated value of the Series D Convertible Preferred Stock to each holder in cash or in stock at 80% of the conversion rate.

     In the event of a redemption, the redemption amount to be paid will be equal to the number of shares which would have been issued if the shares of Series D Convertible Preferred Stock were converted multiplied by the current market value. Alternatively, we may pay an amount equal to 120% of the stated value of the shares being converted in cash or in stock at 80% of the conversion rate.

     The holders of Series D Convertible Preferred Stock have no voting rights except as required by Colorado law. In the event that voting is required under Colorado law, the holders shall have one vote for each share held on matters to be voted on as a class, and on an as-converted basis on matters which the Class B Convertible Preferred Stock and common stock vote together as one class.

     SERIES E CONVERTIBLE PREFERRED STOCK. Shares of Series E Convertible Preferred Stock are convertible into shares of common stock based on the stated value of $1,000 per share of preferred stock divided by the conversion price on the conversion date. Holders of Series E Convertible Preferred Stock may elect to convert their shares commencing on the earlier of March 9, 2000, or the occurrence of any merger, tender offer, or redemption event described below. The conversion price is $3.18 per share.

     Holders of Series E Convertible Preferred Stock are entitled to receive a dividend of 12% annually.

     In the event of a voluntary or involuntary dissolution, liquidation or winding up of U.S. Trucking, Inc., holders of the Series E Convertible Preferred Stock are entitled to receive out of the assets of the Company legally available for distribution, before any payment to holders of common stock, an amount per share equal to $1,000 plus any accrued premium on such shares.

     Holders of the Series E Convertible Preferred Stock are entitled to redeem their shares upon the occurrence of certain events, referred to as redemption events, which include the following:

     * In the event that we are unable to issue free trading common stock into which shares of Series E Convertible Preferred Stock have been converted because the shares have not been registered under the Securities Act;

     * In the event that we notify holders of Series E Convertible Preferred Stock of our intention not to issue shares of common stock on conversion;

     * If we transfer substantially all of our assets, merge or con-solidate with another entity, or have 50% or more of our voting power held by a person or group other than Logistics Management LLC and its affiliates;

     * If we breach any material term of the securities purchase agreement or registration rights agreement with the purchasers of the Series E Convertible Preferred Stock; or

     * If the trading volume for any 20 consecutive trading days does not equal or exceed $150,000 beginning October 27, 1999.

Upon the occurrence of a redemption event, we may preclude any redemption by paying, as liquidated damages, an amount equal to 10% of the stated value of the Series E Convertible Preferred Stock to each holder in cash or in stock at 80% of the conversion rate.

     In the event of a redemption, the redemption amount to be paid will be equal to the number of shares which would have been issued if the shares of Series E Convertible Preferred Stock were converted multiplied by the current market value. Alternatively, we may pay an amount equal to 120% of the stated value of the shares being converted in cash or in stock at 80% of the conversion rate.

     The holders of Series E Convertible Preferred Stock have no voting rights except as required by Colorado law. In the event that voting is required under Colorado law, the holders shall have one vote for each share held on matters to be voted on as a class, and on an as-converted basis on matters which the Class B Convertible Preferred Stock and common stock vote together as one class.

                             PLAN OF DISTRIBUTION

     The 2,505,531 Shares offered hereby may be offered and sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchanges; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) privately negotiated transactions; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling shareholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The selling shareholders may also sell such shares in accordance with Rule 144 under the 1933 Act.

     The selling shareholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the selling shareholders will sell any or all of the shares of common stock offered hereunder.

     All proceeds from such sales will be the property of the selling shareholders who will bear the expense of underwriting discounts and selling commissions, if any, and their own legal fees. The selling shareholders are not sharing the costs of the registration of the Shares.

                               LEGAL MATTERS

     The legality of the securities of U.S. Trucking, Inc. offered will be passed on for us by Krys Boyle Freedman & Sawyer, P.C., 600 17th Street, Suite 2700 South Tower, Denver, Colorado 80202. Jon D. Sawyer, a director of Krys Boyle Freedman & Sawyer, P.C., owns 95,000 shares of our Common Stock.

                                  EXPERTS

     The financial statements included in this prospectus, to the extent and for the periods indicated in their report, have been audited by Bianculli, Pascale & Co. P.C., Certified Public Accountants, and are included herein in reliance on the authority of such firm as experts in accounting and auditing in giving such reports.

                            ADDITIONAL INFORMATION

     A Registration Statement on Form SB-2, including amendments thereto, relating to the securities offered hereby has been filed by us with the Securities and Exchange Commission, Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to U.S. Trucking, Inc. and the securities offered hereby, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal offices in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

     No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if given or made such information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this Prospectus or an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                          INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE

1)  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
     U.S. TRUCKING, INC. AND SUBSIDIARIES AS OF
     SEPTEMBER 30, 1999 .............................................. F-2

       Consolidated Balance Sheet as of September 30, 1999
       (Unaudited) and December 31, 1998 ............................. F-3

       Consolidated Statements of Operations and Accumulated Deficit
       for the Nine Months Ended September 30, 1999 and 1998
       (Unaudited) ................................................... F-5

       Consolidated Statements of Operations and Accumulated Deficit
       for the Three Months Ended September 30, 1999 and 1998
       (Unaudited) ................................................... F-6

       Consolidated Statement of Changes in Stockholders' Equity
       for the Nine Months Ended September 30, 1999 .................. F-7

       Consolidated Statements of Cash Flows for the
       Nine Months Ended September 30, 1999 and 1998
       (Unaudited) ................................................... F-8

       Notes to Consolidated Financial Statements .................... F-10

2)  AUDITED FINANCIAL STATEMENTS OF U.S. TRUCKING, INC.
     FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE
     PERIOD FROM INCEPTION (JANUARY 30, 1997)
     TO DECEMBER 31, 1997 ............................................ F-15

       Report of Independent Certified Public Accountants ............ F-16

       Consolidated Balance Sheets as of December 31, 1998
       and 1997 ...................................................... F-17

       Consolidated Statement of Operations and Accumulated
        Deficit for the year ended December 31, 1998 and
        for the period from inception (January 30, 1997)
        to December 31, 1997 ......................................... F-19

       Consolidated Statement of Stockholders' Equity for the
        year ended December 31, 1998 and for the period from
        inception (January 30, 1997) to December 31, 1997 ............ F-20

       Consolidated Statement of Cash Flows for the year ended
        December 31, 1998 and for the period from inception
        (January 30, 1997) to December 31, 1997 ...................... F-22

       Notes to the Consolidated Financial Statements ................ F-25

1) UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF U.S. TRUCKING, INC. AND SUBSIDIARIES AS OF SEPTEMBER 30, 1999.

                      U.S. TRUCKING, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                       September 30, 1999   December 31, 1998
                                          (Unaudited)           (Audited)

Assets
Current Assets
  Cash In Bank                           $ 1,556,338          $    22,976
  Trade Accounts Receivable - net          8,975,002            3,447,570
  Accounts Receivable - Other              1,299,019              141,673
  Parts and Supply Inventory                 296,900              257,030
  Prepaid Expenses and Other                 610,931              162,036
                                         -----------          -----------
     Total Current Assets                 12,738,190            4,031,285

Transportation & Other Equipment           7,945,768            9,718,805
  at cost - Less accumulated
  depreciation and amortization

Other Assets
  Restricted Cash - Factor                         -                    -
  Restricted Cash - Owner Operators            2,442                2,320
  Restricted Cash - Letters of Credit        241,790               10,000
  Restricted Cash - Captive Insurance        253,196                    -
  Due from Related Party                     100,000              100,000
  Due from Captive Insurer                   540,299              355,321
  Notes Receivable                           664,404                    -
  Security Deposits                          152,192               12,575
  Intangible Assets - net of accumulated
    amortization                           5,007,237            2,082,055
                                         -----------          -----------
     Total Other Assets                    6,961,560            2,562,271

     Total Assets                        $27,645,518          $16,312,361
                                         ===========          ===========
Liabilities and Stockholders' Equity
Current Liabilities
  Accounts Payable - Trade               $ 1,332,958          $ 1,443,415
  Revolving Credit Line                    4,830,053            1,795,888
  Factor Payable                           1,848,127                    -
  Accruals & Other Current Liabilities     1,314,682              669,957
  Current Portion - Long Term Debt         2,346,897            2,034,756
                                         -----------          -----------
     Total Current Liabilities            11,672,717            5,944,016
                                         -----------          -----------
Other Liabilities
  Owner Operator Escrow                      138,256               55,874
  Convertible Debentures                   1,150,000                    -
  Discount on Convertible Debentures        (110,000)                   -
  Long-Term Notes Payable - net of
    current portion                        3,933,072            5,224,092
                                         -----------          -----------
     Total Other Liabilities               5,111,328            5,279,966
                                         -----------          -----------
     Total Liabilities                    16,784,045           11,223,982
                                         -----------          -----------

                      U.S. TRUCKING, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                  (Continued)

                                       September 30, 1999   December 31, 1998
                                          (Unaudited)           (Audited)

Stockholders' Equity

Preferred Stock (no par value -            2,950,762                    -
  20,000,000 shares authorized,
  990,000 Series A issued and outstand-
  ing; 2,000 Series B issued and out-
  standing; 50,000 Series C issued and
  outstanding; and 950 Series D issued
  and outstanding

Common Stock (no par value -               4,818,238            2,796,000
  75,000,000 shares authorized, 8,058,883
  issued and outstanding on September 30,
  1999, and 16,074,591 on December 31,
  1998)

Additional paid-in Capital                 3,938,180            3,821,812

Accumulated Deficit                         (725,707)          (1,409,433)

Subscription Receivable                     (120,000)            (120,000)
                                         -----------          -----------
     Total Stockholders' Equity           10,861,473            5,088,379
                                         -----------          -----------

     Total Liabilities & Stockholders'
      Equity                             $27,645,518          $16,312,361
                                         ===========          ===========

                      U.S. TRUCKING, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

<CAPTION

                                       For the Nine Months Ended        For the Nine Months Ended
                                           September 30, 1999               September 30, 1998
                                               (Unaudited)                      (Unaudited)

Net Revenues                              $29,828,018                       $15,827,179

Operating Expenses
  Purchased Transportation & Rentals       12,589,165    42.2%                5,551,323    35.1%
  Salaries, Wages & Benefits                6,400,761    21.5%                4,004,267    25.3%
  Fuel                                      2,405,503     8.1%                1,562,002     9.9%
  Operating Supplies & Maintenance          1,102,553     3.7%                  859,398     5.4%
  Insurance & Claims                          881,603     3.0%                  417,072     2.6%
  Misc. Operating Expenses                    577,969     1.9%                  417,651     2.6%
  Taxes & Licenses                            416,033     1.4%                  328,037     2.1%
  Insurance Captive Expense                   815,158     2.7%                        -     0.0%
  Occupancy Costs                             262,117     0.9%                  201,657     1.3%
  Depreciation and Amortization             1,731,921     5.8%                1,194,541     7.5%
  General Administrative Expenses           1,810,006     6.1%                  622,071     3.9%
                                          -----------   ------              -----------   ------
     Total Operating Expenses              28,992,788    97.2%               15,158,019    95.8%

Operating Income                              835,230     2.8%                  669,160     4.2%

Interest Expense                             (596,048)   -2.0%                 (513,460)   -3.2%
Gain on Sale of Equipment                     404,954     1.4%                        -     0.0%
Interest Income                                13,691     0.0%                    1,748     0.0%
Other Income                                   25,899     0.1%                   52,511     0.3%
                                          -----------   ------              -----------   ------
Net Income Before Taxes                       683,726     2.3%                  209,959     1.3%

Provision for Income Taxes                    266,653     0.9%                   77,685     0.5%
Tax Benefit of Net Operating
  Loss Carryforward                          (266,653)   -0.9%                  (77,685)   -0.5%
                                          -----------   ------              -----------   ------
Net Income                                    683,726     2.3%                  209,960     1.3%

Accumulated Deficit - beginning            (1,409,434)                       (1,531,200)
                                          -----------                       -----------
Accumulated Deficit - ending                 (725,708)                       (1,321,240)
                                          ===========                       ===========

Basic Earnings per Share                         0.09                              0.01

Diluted Earnings per Share                       0.04                              0.01

Average Number of Shares                    7,876,381                        15,381,256
  Outstanding


                      U.S. TRUCKING, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

<CAPTION

                                       For the Three Months Ended       For the Three Months Ended
                                           September 30, 1999               September 30, 1998
                                               (Unaudited)                      (Unaudited)

Net Revenues                              $12,003,849                       $ 5,108,214

Operating Expenses
  Purchased Transportation & Rentals        5,501,283    45.8%                1,883,657    36.9%
  Salaries, Wages & Benefits                2,262,888    18.9%                1,337,344    26.2%
  Fuel                                        948,179     7.9%                  449,388     8.8%
  Operating Supplies & Maintenance            477,045     4.0%                  237,969     4.7%
  Insurance & Claims                          412,466     3.4%                   76,138     1.5%
  Misc. Operating Expenses                    277,138     2.3%                  123,964     2.4%
  Taxes & Licenses                            181,020     1.5%                  124,475     2.4%
  Insurance Captive Expense                   232,355     1.9%                        -     0.0%
  Occupancy Costs                              90,085     0.8%                   76,349     1.5%
  Depreciation and Amortization               585,204     4.9%                  380,721     7.5%
  General Administrative Expenses             740,835     6.2%                  210,506     4.1%
                                          -----------   ------              -----------   ------
     Total Operating Expenses              11,708,497    97.5%                4,900,511    95.9%

Operating Income                              295,352     2.5%                  207,703     4.1%

Interest Expense                             (217,576)   -1.8%                 (198,384)   -3.9%
Gain on Sale of Equipment                     280,840     2.3%                        -     0.0%
Interest Income                                11,266     0.1%                      549     0.0%
Other Income                                        -     0.0%                    7,270     0.1%
                                          -----------   ------              -----------   ------
Net Income Before Taxes                       369,882     3.1%                   17,138     0.3%

Provision for Income Taxes                    144,254     1.2%                    5,826     0.1%
Tax Benefit of Net Operating
  Loss Carryforward                          (144,254)   -1.2%                   (5,826)   -0.1%
                                          -----------   ------              -----------   ------
Net Income                                    369,882     3.1%                   17,138     0.3%

Accumulated Deficit - beginning            (1,095,590)                       (1,304,103)
                                          -----------                       -----------

Accumulated Deficit - ending                 (725,708)                       (1,321,241)
                                          ===========                       ===========

Basic Earnings per Share                         0.05                                 -

Diluted Earnings per Share                       0.02                                 -

Average Number of Shares                    7,149,404                        16,082,154
  Outstanding


                      U.S. TRUCKING, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                              Preferred Stock          Common Stock       Additional                    Sub-
                               No Par Value           No Par Value         Paid-In    Accumulated    scriptions
                            Shares      Amount      Shares      Amount     Capital      Deficit      Receivable    Total
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  ------------
Opening Balance-January
 1, 1999                          0  $        -  16,074,591   $2,796,000  $3,841,812   $(1,409,433)   (140,000)  $ 5,088,379
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  -----------
Issuance of common stock
 at $0.18 per share                                 400,000       72,000                               (72,000)            0

Issuance of common stock
 at $.030 per share                                 116,667       35,000                               (27,500)        7,500

Common stock exchanged
 for Series A preferred     999,000         762  (9,990,000)        (762)                                                  0

Contribution to addi-
 tional paid-in capital                                                      401,668                                 401,668

Net income for the 3
 months ended March 31,
 1999                                                                                      119,945                   119,945
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  -----------
Balance-March 31, 1999      999,000  $      762   6,601,258   $2,902,238  $4,243,480   $(1,289,488)  $( 239,500) $ 5,617,492
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  -----------
Issuance of preferred
 stock-Series B                 900     900,000                                                                      900,000

Issuance of common stock
 and costs incurred to
 acquire Prostar, in
 accordance with the
 share exchange agreement                           200,000      500,000                                             500,000

Issuance of common stock
 at $0.30 per share                                 100,000       30,000                                (30,000)           0

Issuance of common stock
 and costs incurred to
 acquire Fulmer, in
 accordance with the
 share exchange agreement                           125,000      500,000                                             500,000

Issuance of common stock
 and costs incurred to
 acquire Kelly Container,
 in accordance with the
 share exchange agreement                           200,000      650,000                                             650,000

Net income for the 3
 months ended June 30,
 1999                                                                                      193,898                   193,898
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  -----------
Balance-June 30, 1999       999,900  $  900,762   7,226,258   $4,582,238  $4,243,480   $(1,095,590)  $ (269,500) $ 8,361,390
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  -----------
Issuance of preferred
 stock-Series B               1,100   1,100,000                             (135,000)                                965,000

Issuance of common
 stock at $0.30 per
 share                                              957,625      287,288                               (287,288)           -

Issuance of common
 stock at $4.00 per
 share                                              100,000      300,000                                             300,000

Issuance of preferred
 stock-Series D                 950     950,000                             (150,000)                                800,000

Issuance of common
 stock-conversion of
 stock options-to
 Transportation
 Services Company
 for conversion of
 debt                                               100,000      300,000                                             300,000

Net income for the
 3 months ended
 September 30, 1999                                                                        369,883                   369,883
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  -----------
Balance-September 30,
 1999                     1,001,950  $2,950,762   8,383,883   $5,469,526  $3,958,480   $  (725,707)  $(556,788)  $11,096,273
                          ---------  ----------  -----------  ----------  -----------  ------------  ----------  -----------

                     U.S. TRUCKING, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                        For the Nine         For the Nine
                                        Months Ended         Months Ended
                                     September 30, 1999    September 30, 1998
                                         (Unaudited)          (Unaudited)

Cash Flows from Operating Activities
 Net Income                              $   683,726           $  209,960

Adjustments to Reconcile Net Income
 to Net Cash Provided by (Used in)
 Operating Activities

  Depreciation & Amortization              1,731,921            1,186,542
  Expense related to stock-based                   -               15,000
   compensation plan
  Gain on Sale of Equipment                 (404,954)                   -
   (Increase) Decrease - Assets
  Restricted Cash                           (485,108)            (314,332)
  Accounts Receivable                     (4,483,078)            (326,986)
  Notes Receivable                          (664,404)                   -
  Parts & Supply Inventory                   (39,870)             (15,689)
  Prepaid Expenses & Other Current
   Assets                                   (448,895)             (84,523)
  Increase (Decrease) - Liabilities
  Accounts Payable and Due to Factor        (110,457)             129,257
  Accrued Expenses and Other Liabilities     727,107               49,420
                                         -----------          -----------
     Total Adjustments                    (4,177,738)             638,689

Net Cash Provided by (Used in)
 Operating Activities                     (3,494,012)             848,649

Cash Flows from Investing Activities
  Reduction (Increase) in security
   deposit                                  (139,617)              (2,309)
  Purchase of Equipment                   (1,251,766)            (248,287)
  Net Accounts Receivable acquired
   from acquisition                         (352,974)                   -
  Sale of Transportation and Other
   Equipment                               1,255,160                    -
  Cash paid for acquisitions                (898,484)            (161,228)
  Payment for Refinancing of
   Acquisition Debt                                -              (55,274)
                                         -----------          -----------
Net Cash Used in Investing Activities    (1,387,681)            (467,098)

Subtotal                                 (4,175,745)             381,551

                      U.S. TRUCKING, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Continued)

                                        For the Nine         For the Nine
                                        Months Ending        Months Ending
                                     September 30, 1999    September 30, 1998
                                         (Unaudited)          (Unaudited)

Cash Flows from Financing Activities
  Proceeds from Revolving Credit Loan     20,602,120                    -
  Payments on Revolving Credit Loan      (17,567,955)                   -
  Proceeds from Long Term Debt Financing   1,071,229                    -
  Discount on Note Payable                    13,344                    -
  Issuance of Preferred Stock              2,665,462                    -
  Sale of Common Stock                       300,000              575,000
  Sale of Convertible Debenture            1,040,000                    -
  Conversion of stock options                 71,238                    -
  Paid in capital                            401,688                    -
  Principal Payments on Long-Term Debt    (2,168,727)            (656,755)
  Principal Payments on Capital Lease              -             (243,086)
   Obligations
                                         -----------          -----------

Net Cash Provided by (Used in)
 Financing Activities                      6,415,055             (311,497)

Net Increase (Decrease) in Cash            1,533,362               70,054

Cash at Beginning of Year                     22,976               60,099
                                         -----------          -----------

Cash at End of Period                    $ 1,556,338          $   130,153
                                         ===========          ===========

Supplementary Disclosure of Cash
Flow Information

Cash Paid during the period

  Interest Expense                       $   596,048          $   503,507
                                         ===========          ===========

  Income Taxes                           $         -
                                         ===========

                   U.S. TRUCKING, INC., AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            SEPTEMBER 30, 1999

NOTE 1 - Basis of Presentation

The accompanying consolidated financial statements include the parent company, US Trucking, Inc. and its wholly owned subsidiaries, Gulf Northern Transport, Inc., ProStar, Inc., Mencor, Inc. and the US Trucking Captive Insurance Program (hereinafter collectively called the "Company"). All material inter-company items and transactions have been eliminated in consolidation.

The consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures have been omitted or condensed pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Results of operations in interim periods are not necessarily indicative of results for a full year. These consolidated financial statements and notes thereto should be read in conjunction with the Company's consolidated financial statements and notes. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities, at the date of the accompanying consolidated financial statements, and the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - Earnings per Share

Earnings per common share amounts are based on the weighted average number of common shares outstanding and diluted earnings per share amounts are based on the weighted average number of common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of all diluted preferred shares.

NOTE 3 - Segment Information

Description of the types of services from which each reportable segment derives its revenues. The Company has four major business segments: long-haul trucking of refrigerated and nonrefrigerated products, interstate freight brokerage, trucking and brokerage agents program and a captive insurance program for liability insurance for the trucking industry. During the fourth quarter of 1998, the company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131).

The adoption of SFAS 131 requires the presentation of descriptive information about reportable segments which is consistent with that made available to the management of U.S. Trucking to assess performance. As a result of this change, the Company now reports information on its truck brokerage operation. In addition, during 1998, the company added the captive liability insurance program (business) and reports that segment's performance similarly. In determining the net income of each segment of the Company, 100% of the interest expense is allocated to long-haul trucking and the agents program and effective tax rates are determined for each business segment.

The Company evaluates performance and allocated resources based on net profit and loss from operations.

The Company's reportable segments are business units that offer different transportation services. The reportable segments are each managed separately because of their distinct differences in the operations.

NINE MONTHS ENDING SEPTEMBER 30, 1999

                           Long Haul     Agents      Truck      Liability
                            Trucking     Program    Brokerage   Insurance   Intersegment    Total
                           ----------   ---------   ---------   ---------   ------------  ----------
Sales                      23,195,461   1,459,227   4,521,499   1,485,780     (833,949)   29,828,018

Operating Income              420,589      65,450     266,151     184,978     (101,938)      835,230

Net Interest                  562,252       5,250       4,382           -       24,164       596,048

Pretax Net Income (Loss)      231,415      60,200     261,768     184,978      (54,635)      683,726

Net Income (Loss)             231,415      60,200     261,768     184,978      (54,635)      683,726

Assets                     22,368,773   1,328,057   1,778,527   2,170,161            0    27,645,518

Depreciation & Amorti-
  zation                    1,687,537       9,593      34,791           0                  1,731,921

Additions to long-lived
  Assets                      768,766     483,000           -           0                  1,251,766

THREE MONTH PERIOD ENDED SEPTEMBER 30, 1999

                           Long Haul     Agents      Truck      Liability
                            Trucking     Program    Brokerage   Insurance   Intersegment    Total
                           ----------   ---------   ---------   ---------   ------------  ----------
Sales                       8,482,941   1,459,227   2,008,086     548,566     (494,971)   12,003,849

Operating Income               72,622      65,450     175,661      83,557     (101,938)      295,352

Net Interest                  185,006       5,250       3,156           -       24,164       217,576

Pretax Net Income (Loss)      109,482      60,200     171,278      83,557      (54,635)      369,882

Net Income (Loss)             109,482      60,200     171,278      83,557      (54,635)      369,882

Assets                     22,368,773   1,328,057   1,778,527   2,170,161            0    27,645,518

Depreciation and Amorti-
 zation                       553,729       9,593      21,882                                585,204

Additions to long-lived
 assets                       524,093     483,000           -           -                  1,007,093

NINE MONTHS ENDING SEPTEMBER 30, 1998

                           Long Haul     Agents      Truck      Liability
                            Trucking     Program    Brokerage   Insurance   Intersegment    Total
                           ----------   ---------   ---------   ---------   ------------  ----------
Sales                      14,312,368               1,514,814                             15,827,182

Operating Income              661,467                   7,693                                669,160

Net Interest                  500,798                   2,709                                503,507

Pretax Net Income (Loss)      204,976           -       4,984                                209,960

Net Income (Loss)             204,976                   4,984                                209,960

Assets                     10,129,009                 324,466                             10,453,475

Depreciation & Amorti-
 zation                     1,184,481                   2,061                              1,186,542

Additions to long-lived
 Assets                       248,287                                                        248,287

THREE MONTH PERIOD ENDED SEPTEMBER 30, 1998

                           Long Haul     Agents      Truck      Liability
                            Trucking     Program    Brokerage   Insurance   Intersegment    Total
                           ----------   ---------   ---------   ---------   ------------  ----------
Sales                       4,798,660                 479,136                              5,277,796

Operating Income              208,554                  (4,934)                               203,620

Net Interest                  196,857                     976                                197,833

Pretax Net Income (Loss)       23,048                  (5,910)                                17,138

Net Income (Loss)              23,048                  (5,910)                                17,138

Assets                     10,129,009                 324,466                             10,453,475

Depreciation and Amorti-
 zation                       380,562                     687                                381,249

Additions to long-lived
 assets                       140,000                                                        140,000

NOTE 4 - Acquisition of Subsidiaries and other Assets and Liabilities

(A) The Company acquired the stock of Prostar, Inc., a South Carolina brokerage company effective April 22, 1999. The purchase price was $840,000 based on $340,000 cash and the issuance of 200,000 shares of the company's common stock valued at $2.50 per share. The purchase was allocated to the assets and liabilities acquired at their fair market values and $1,054,313 of goodwill was recognized. The goodwill is being amortized over fifteen years on a straight-line basis. $29,314 has been expensed during 1999. Adjustments if any, to the purchase price allocations are not expected to have a material impact on the accompanying consolidated financial statements.

(B) The Company completed the acquisition of a container freight hauling business located in South Carolina effective late June 1999. The purchase price was $950,000 based on $300,000 cash and 200,000 shares of the company's common stock valued at $3.25 per share. As of September 30, 1999, $146,057 of cash portion was still payable. This purchase of a business was recorded at its estimated fair value, at the acquisition date, in accordance with AFB Opinion 16 and $950,000 of goodwill was recognized. The goodwill is being amortized over fifteen years on a straight-line basis.

(C) Effective September 1999, U.S. Trucking, Inc. acquired certain assets and liabilities of Fulmer Transport, Inc., a Florida based transportation company. The purchase price was $1,500,000 based on $457,000 cash and 125,000 shares of the company's stock valued at $4.00 per share and payment of certain expenses to affect the acquisition. The purchase price was allocated to the assets and liabilities acquired at their fair market values and $865,057 of goodwill was recognized. The goodwill is amortized over fifteen years on a straight-line basis. $3,844 was expensed during the third quarter of 1999.

An allocation of the purchase price for each of the following transactions follow:

                                                            Fulmer
                         Prostar, Inc.     Rick Kelly    Transport, Inc.
                         -------------     ----------    ---------------

Assets:

Cash                         103,353
Restricted Cash              150,906               -
Accounts Receivable          109,624               -        2,051,701
Notes Receivable                                              361,800
Inventory                                          -
Transportation Equipment      15,795               -          463,000
Other Assets                  52,804               -
  Goodwill                 1,054,313         950,000          838,314
                           ---------         -------        ---------
Total                      1,486,795         950,000        3,714,815

Liabilities assumed,
 Equity and Cash Paid:

Liabilities assumed          645,795               -        2,214,815
Paid in Capital                1,000
Stock issued                 500,000         650,000          500,000
Cash Paid                    340,000         300,000          457,000
Other expenses                     -               -          543,000
                           ---------         -------        ---------
Total                      1,486,795         950,000        3,714,815


                           Historical                            Historical
                         U.S. Trucking,  Historical  Historical    Fulmar     Pro Forma   Pro Forma
                              Inc.        Prostar    Rick Kelly   Transport  Adjustments  Combined
                         --------------  ----------  ----------  ----------  -----------  ---------
Operating Revenues         22,984,116     5,784,179   3,456,200   14,007,581   (308,658)  45,923,418
Operating Expenses         22,748,055     5,623,895   3,093,344   14,023,538   (645,874)  44,842,958

Income (Loss) from
 Operations                   236,061       160,284     362,856      (15,957)   337,216    1,080,460

Other Income and Expenses
 Interest income                  126         5,104           -            -          -        5,230
 Interest Expense            (426,388)      (74,419)    (60,950)    (245,097)   129,584     (677,270)
 Other Income                 450,039         1,089           -       31,213          -      482,341

Net Loss on Disposition
 of Assets                          -                         -            -

Total Other income and
 expenses                      23,777       (68,226)    (60,950)    (213,884)   129,584     (189,699)

Net income (loss) before
 taxes                        259,838        92,058     301,906     (229,841)   466,800      890,761

Provision for income taxes   (122,345)      (31,300)    (68,648)           -          -      302,859

Benefit of net operating
 loss carryforward            122,345        31,300           -            -          -     (302,859)

Net income                    259,838        92,058     233,258     (229,841)   466,800      890,761

Net income per common
 share                          $0.02                                                          $0.11

Weighted average number
 of common shares           7,876,381                                                      8,076,381


2) AUDITED FINANCIAL STATEMENTS OF U.S. TRUCKING, INC. FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM INCEPTION (JANUARY 30,
    1997) TO DECEMBER 31, 1997

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Stockholders
U.S. Trucking, Inc.
and Subsidiaries


We have audited the accompanying consolidated balance sheets of U.S. Trucking, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations and accumulated deficit and cash flows for year ended December 31, 1998 and the period from inception (January 30, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above, present fairly, in all material respects, the consolidated financial position of U.S. Trucking, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year ended December 31, 1998 and the period from inception (January 30, 1997) to December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Bianculli Pascale & Co. P.C.

Garden City, New York
February 25, 1999

                  U.S. TRUCKING, INC. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS
                       DECEMBER 31, 1998 AND 1997


                                           1998          1997
                                       -----------    -----------
      ASSETS

CURRENT ASSETS
 Cash in banks                         $    22,976    $    60,099
 Restricted cash-reserves on deposit
  with factor                                    -        184,210
 Accounts receivable-net of allowance
  for doubtful accounts of $200,000
  in 1998 and $88,000 in 1997            3,447,570      2,321,180
 Accounts receivable - other               141,673         60,000
 Parts and supply inventory                257,030        152,262
 Prepaid expenses and other                162,036         57,097
                                       -----------    -----------

     Total Current Assets                4,031,285      2,834,848
                                       -----------    -----------
TRANSPORTATION AND OTHER EQUIPMENT -
 at cost, less accumulated depreciation
 and amortization of $736,221 in 1998
 and $1,334,899 in 1997                  9,718,805      6,818,517
                                       -----------    -----------

OTHER ASSETS
 Restricted cash-owner operators             2,320          2,894
 Restricted cash-cash held as
  collateral against letters of credit      10,000         10,000
 Due from related party                    100,000              -
 Due from captive insurer                  355,321              -
 Security deposits                          12,575         12,653
 Intangible assets - net of accumulated
  amortization of $273,243 in 1998
  and $120,552 in 1997                   2,082,055        681,853

       Total other assets                2,562,271        707,400
                                       -----------    -----------

       TOTAL ASSETS                    $16,312,361    $10,360,765
                                       ===========    ===========










THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                   U.S. TRUCKING, INC. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS
                       DECEMBER 31, 1998 AND 1997


     LIABILITIES AND STOCKHOLDERS' EQUITY
                                           1998          1997
                                       -----------    -----------

CURRENT LIABILITIES
 Accounts payable-trade                $ 1,443,415    $   756,675
 Revolving loan payable                  1,795,888      1,355,291
 Accrued expenses and other                669,957        665,592
 Current portion - long term debt        2,034,756      1,187,753
 Current portion of obligations
   under capital leases                          -        479,093
                                       -----------    -----------
    Total Current Liabilities            5,944,016      4,444,404
                                       -----------    -----------
OTHER LIABILITIES
 Owner operator escrow                      55,874         17,100
 Long term notes payable - net
  of current portion                     5,224,092      2,887,809
 Obligations under capital leases
  net of current portion                         -        228,284
                                       -----------    -----------
     Total Other Liabilities             5,279,966      3,133,193
                                       -----------    -----------

     TOTAL LIABILITIES                  11,223,982      7,577,597
                                       -----------    -----------
 COMMITMENTS AND
 CONTINGENCIES (Notes 2, 6, 9 10 and 17)

STOCKHOLDERS' EQUITY
 Preferred Stock (no par value-
  10,000,000 shares authorized,
  none issued or outstanding)                    -              -
 Common Stock (no par value-
  75,000,000 shares authorized,
  16,074,591 and 13,000,000 shares
  issued and outstanding in 1998
  and 1997, respectively)                2,796,000          1,000
 Additional paid in capital              3,821,812      4,313,368
 Accumulated deficit                    (1,409,433)    (1,531,200)
 Subscriptions Receivable               (  120,000)             -
                                       -----------    -----------
     Total Stockholders' Equity          5,088,379      2,783,168
                                       -----------    -----------

     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY             $16,312,361    $10,360,765
                                       ===========    ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                    U.S. TRUCKING, INC. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
         FOR THE YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD FROM
              INCEPTION (JANUARY 30, 1997) TO DECEMBER 31, 1997

                                          1998            1997
                                       -----------    -----------

Net revenues                           $21,815,844    $17,469,281
Operating expenses:
 Transportation and rentals              8,281,383      5,870,857
 Operating supplies and maintenance        901,205      1,678,622
 Fuel                                    2,106,565      2,390,699
 Insurance and claims                    1,201,110      1,159,537
 Depreciation and amortization           1,453,274      1,334,898
 Taxes and licenses                        909,976        824,965
 Salaries, wages and benefits            3,633,461      3,174,936
 Administrative expenses                 2,924,746      1,999,692
                                       -----------    -----------
     Total operating expenses           21,411,720     18,434,206
                                       -----------    -----------

Operating income                           404,124    (   964,925)
                                       -----------    -----------
Other income and expenses
 Interest income                             1,648          1,332
 Interest expense                       (  731,628)   (   656,826)
 Other income                              447,623        101,762
 Net (loss) on disposition of assets             -    (    12,543)
                                       -----------    -----------
     Total other income
     and (expenses)                     (  282,357)    (  566,275)
                                       -----------    -----------
     Net income (loss) before taxes        121,767     (1,531,200)

Provision for income taxes                  47,600              -

Benefit of net operating
 loss carryforward                      (   47,600)             -
                                       -----------    -----------
     Net income (loss)                     121,767     (1,531,200)

Accumulated deficit - beginning         (1,531,200)             -
                                       -----------    -----------
Accumulated deficit - ending           $(1,409,433)   $(1,531,200)
                                       ===========    ===========

Net income (loss) per common share     $       .01    $(      .12)
                                       ===========    ===========
Weighted average
 number of common shares                13,818,272     13,000,000
                                       ===========    ===========







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                   U.S. TRUCKING, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM INCEPTION (JANUARY 30, 1997) TO
                               DECEMBER 31, 1997



                                  Common Stock       Additional
                                  No Par Value        Paid in    Accumulated
                               Shares      Amount     Capital      Deficit      Total
                             ----------  ----------  ----------  -----------  -----------
Sale of 2,500 Shares of
 Common Stock - No Par
 Value                         2,500       $1,000                             $     1,000

Acquisition of 100%
 Common Stock of Gulf
 Northern Transport, Inc.                            $  225,000                   225,000

Acquisition of 100% Common
 Stock of Mencor, Inc.                                  145,000                   145,000

Capitalization of assets
 of Jay and Jay Transportation,
 Inc. by U.S. Transportation
 Systems, Inc.                                        2,394,860                 2,394,860

Capitalization of assets of
 Translynx, Inc. by U.S.
 Transportation Systems, Inc.                           100,546                   100,546

Payment of expenses by
 shareholder                                             46,895                    46,895

Capitalization of advances
 from U.S. Transportation
 Systems, Inc.                                        1,401,067                 1,401,067

Net Loss for the Period                                           (1,531,200)  (1,531,200)
                               -----       ------    ----------  -----------   ----------
     Total                     2,500       $1,000    $4,313,368  $(1,531,200)  $2,783,168
                               =====       ======    ==========  ===========   ==========


                   U.S. TRUCKING, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1998


                                   Common Stock       Additional
                                   No Par Value        Paid in    Accumulated  Subscriptions
                                Shares      Amount     Capital      Deficit     Receivable      Total
                              ----------  ----------  ----------  -----------  ------------- ----------


Opening balance - January 1,
 1998                              2,500  $    1,000  $4,313,368  (1,531,200)                $2,783,168

Stock dividend declared -
 5,199 common shares issued
 for each share outstanding   12,997,500                                                  -

Issuance of Common Stock to
 Transportation Services,
 Inc.                            133,333      20,000     (20,000)                         -

Issuance of Common Stock
 to Joff Pollon under the
 consulting agreement -
 Note 19                       1,000,000     180,000    (180,000)                         -

Subscription of Common
 Stock to Joff Pollon -
 Note 19                         160,000     120,000                               (120,000)

Issuance of Common Stock
 and costs incurred
 to acquire Northern
 Dancer Corp. in accor-
 dance with the share
 exchange agreement -
 Note 1                          614,590           -    (291,556)                              (291,556)

Proceeds from sale of
 Common Stock                    766,668     575,000                                            575,000

Issuance of Common Stock
 - Mid-Cal Acquisition -
 Note 3                          400,000   1,900,000                                          1,900,000

Net Income for the year
 ended December 31, 1998                                              121,767                   121,767
                              ----------  ----------  ----------  -----------    ----------  ----------
Closing balance - December
 31, 1998                     16,074,591  $2,796,000  $3,821,812  $(1,409,433)     (120,000) $5,088,379
                              ==========  ==========  ==========  ===========    ==========  ==========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                      U.S. TRUCKING, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEAR END DECEMBER 31, 1998 AND FOR THE PERIOD FROM
                INCEPTION (JANUARY 30, 1997) TO DECEMBER 31, 1997

                                           1998          1997
                                       -----------    -----------

CASH FLOWS FROM
OPERATING ACTIVITIES
Net income (Loss)                      $   121,767    $(1,531,200)

ADJUSTMENTS TO RECONCILE NET
INCOME (LOSS) TO NET CASH
USED IN OPERATING ACTIVITIES

Depreciation & amortization              1,616,852      1,455,451
Provision for doubtful accounts            112,000         36,166
Loss on disposal of property
and equipment                                              12,543
(Increase) Decrease-Assets
 Restricted cash                           184,784       (197,104)
 Accounts receivable                    (1,320,063)    (2,361,180)
 Parts and supply inventory             (   22,768)    (  152,262)
 Prepaid expenses and
  other assets                          (  652,097)    (   57,097)
 Due from captive insurer               (  355,321)             -
Increase (Decrease)-Liabilities
 Accounts payable - trade                  686,740        756,675
 Accrued expenses and
  other current liabilities                 43,138      2,020,883
                                       -----------    -----------
     Total Adjustments                     293,265      1,514,075
                                       -----------    -----------

Net cash provided (used) by
 operating activities                      415,032     (   17,125)
                                       -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of transportation and
 other equipment                          (290,177)    (   59,804)
Security deposits                               78              -
Net costs incurred in reverse
 merger                                   (291,556)             -
Proceeds from sale of common stock
 and additional paid in capital            575,000      1,304,755
                                       -----------    -----------
Net cash provided by (used in)
 investing activities                  $(    6,655)   $ 1,244,951
                                       -----------    -----------

Sub Total                              $   408,377    $ 1,227,826
                                       -----------    -----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                      U.S. TRUCKING, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
          FOR THE YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD FROM
                 INCEPTION (JANUARY 30, 1997) TO DECEMBER 31, 1997

                                           1998          1997
                                       -----------    -----------

Balance Forward                        $   408,377    $ 1,227,826

CASH FLOWS FROM
FINANCING ACTIVITIES

Proceeds from long-term
 debt financing                          4,296,705              -
Book value of debt restructured         (3,838,415)             -
Principal payments on long-term debt    (  660,744)    (  877,926)
Principal payment of short-term note             -     (   12,500)
Principal payments on
 capital lease obligations              (  243,046)    (  277,301)
                                       -----------    -----------
Net cash (used) in
 financing activities                   (  445,500)    (1,167,727)
                                       -----------    -----------

NET INCREASE (DECREASE)
 IN CASH                                (   37,123)        60,099

CASH AT BEGINNING OF YEAR                   60,099              -
                                       -----------    -----------

CASH AT END OF YEAR                    $    22,976    $    60,099
                                       ===========    ===========

Supplemental Disclosure of
 Cash flow information:

Cash Paid during the year
  Interest expense                     $   861,076    $   571,924
                                       ===========    ===========
  Income taxes                         $     -0-      $     -0-
                                       ===========    ===========













THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                   U.S. TRUCKING, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
          FOR THE YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD
          FROM INCEPTION (JANUARY 30, 1997) TO DECEMBER 31, 1997


Non Cash Investing and Financing Activities

In December, 1998, the company acquired assets and liabilities of Mid-Cal
Express:

          Fair value of assets acquired         $ 4,918,741
          Goodwill recognized                     1,078,600
          Liabilities assumed                     4,097,341
          Value of common stock issued            1,900,000

In December, 1998, the company traded in some of its older transportation vehicles for new ones as part of an overall restructuring of its rolling stock and corresponding debt. The book value of the equipment traded in was $914,651 and its trade-in value was $637,000, which amount was offset against the cost of the new equipment.

          Book value of equipment traded-in      $  914,651
          Trade-in value                          ( 637,000)
          Deferred loss on sale/leaseback           277,651

In September 1998 Joff Pollon subscribed to 160,000 shares of common stock. The company recorded the transaction as a credit to common stock with a corresponding subscription receivable, which is being reflected as a reduction of stockholders' equity.

As of September 8, 1998 U.S. Trucking issued 614,590 shares of common stock in connection with a reverse acquisition of Northern Dancer Corp.

During 1998, legal counsel determined that certain non-interest bearing promissory notes arising from the acquisition of Gulf Northern totaling $104,000 was not the responsibility of the company. Accordingly the current balances of the notes were reclassified as a reduction of the goodwill originally recorded.

On January 30, 1997, U.S. Trucking acquired transportation and other equipment totaling $8,153,416 as part of the acquisition of Gulf Northern Transport, Inc. and Mencor, Inc. and the assets of Jay & Jay Transportation, Inc. In the acquisition of this equipment incurred long term debt totaling $3,561,025.











THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                     U.S. TRUCKING, INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

         For the Year Ended December 31, 1998 and for the Period from
              Inception (January 30, 1997) to December 31, 1997

NOTE 1 - General and Summary of Significant Accounting Policies

(A) - Nature of Business

On September 8, 1998, U.S. Trucking, Inc., a Nevada corporation ("U.S. Trucking-Nevada"), was acquired by Northern Dancer Corporation ("Northern Dancer"), a nonoperating public shell corporation, through exchange of approximately 96% of the issued and outstanding shares of Northern Dancer's common stock for 100% of the outstanding shares of U.S. Trucking-Nevada's common stock. Northern Dancer's legal name was changed to U.S. Trucking, Inc. ("U.S. Trucking" or the "Company"). The acquisition is considered to be a capital transaction, in substance equivalent to the issuance of stock by U.S. Trucking-Nevada for the net monetary assets of Northern Dancer, accompanied by a recapitalization of U.S. Trucking-Nevada. Common stock and additional paid-in capital at January 30, 1997, have been restated to reflect the recapitalization for all periods presented.

The Company operates through two wholly-owned operating subsidiaries that were acquired by U.S. Trucking-Nevada on January 30, 1997:

     Gulf Northern Transport, Inc., (Gulf Northern) a
     Wisconsin corporation, operates as an interstate and intrastate motor carrier.

     Mencor, Inc. operates as a licensed broker for interstate motor carriers. A broker serves the trucking industry by providing return hauls for truckers who have completed their initial delivery.

U.S. Trucking-Nevada was formed by U.S. Transportation Systems, Inc. (USTS) as a wholly owned subsidiary. As part of the transaction to acquire Gulf Northern, 25% of U.S. Trucking-Nevada's common stock was transferred to Gulf Northern's parent (Logistics Management, LLC). The remaining 75% was conveyed to Logistics Management, LLC during 1998.

The Company's corporate headquarters are located in Charleston, South Carolina with terminals and drop stations located in various states.

Services are provided to customers located primarily in the central United States but include locations in virtually all 48 contiguous states.

                     U.S. TRUCKING, INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          For the Year Ended December 31, 1998 and for the Period from
               Inception (January 30, 1997) to December 31, 1997

(B) - Basis of Presentation

The accompanying consolidated balance sheets and related statements of operations and accumulated deficit and cash flows includes the accounts of U.S. Trucking, Inc. and its wholly owned subsidiaries, Gulf Northern Transport, Inc. and Mencor, Inc. as of December 31, 1998 and 1997. Significant intercompany transactions or balances as of and for the periods ended December 31, 1998 and 1997 have been eliminated.

(C) - Net Income per Common Share

Basic net income per share is computed on the basis of the weighted average number of common shares outstanding during each period. Subscription shares are only included in diluted earnings per share.

(D) - Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents for financial statement purposes.

(E) - Parts and Supply Inventory

Inventory consists principally of parts and supplies used in maintaining its motor carrier fleet, skids used in transporting goods, and small tools and are stated at the lower-of-cost or market, determined on a first-in, first-out basis.

(F) - Transportation and Other Equipment

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Accelerated methods of depreciation are followed for tax purposes and the straight-line method is used for financial reporting purposes.

Transportation equipment, furniture and fixtures, and other equipment are generally depreciated over periods ranging from two to seven years.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

(G) - Goodwill

Goodwill is amortized on a straight line basis over periods ranging from six to fifteen years.

(H) - Income Taxes

Taxes are provided on all revenue and expense items included in the Consolidated Statements of Operations, regardless of the period in which such items are recognized for income tax purposes, except for items representing a permanent difference between pretax accounting income and taxable income.

(I) - Revenue Recognition

U.S. Trucking recognizes revenue at the time freight is delivered to recipients. Liability insurance revenue is recognized on a written premium basis.

(J) - Organization Costs

Subsidiary companies, Gulf Northern and Mencor incurred organization costs that are being amortized on a straight-line basis over five years.

(K) - Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 2 -  Earnings (loss) Per Common Share

Basic earnings (loss) per common share was calculated using the weighted average number of shares outstanding for the periods presented, after giving effect to the 5,199 to 1 stock dividend declared in June, 1998. The number of shares outstanding for 1997 was restated to give effect to the stock dividend. The shares of stock subscribed by Joff Pollon were excluded from the basic earnings per share calculation, however were treated similar to warrants in the diluted earnings per share. The resulting weighted average number of common shares outstanding was 13,818,272 in 1998 and 13,000,000 in 1997. Subscribed stock, after application of the treasury stock method, resulted in 114,198 incremental shares. The overall effect on basic earnings per share assuming the issuance of the incremental shares was insignificant.

NOTE 3 - Acquisition of Subsidiaries and other Assets and Liabilities

Gulf Northern Transport, Inc. - U.S. Trucking-Nevada purchased 100% of the common stock of Gulf Northern Transport, Inc. from its stockholder (Logistics Management, LLC) for cash of $225,000 and 25% of the Company's common stock (625 shares). The acquisition was funded by an advance by US Trucking-Nevada's parent, U.S. Transportation Systems, Inc. which was subsequently capitalized and included in additional paid in capital. The transaction was valued at $790,999 and goodwill in the amount of $565,999 was recognized in the transaction. The goodwill is being amortized over six years.

Mencor, Inc. - U.S. Trucking-Nevada purchased 100% of the common stock of Mencor, Inc. from its stockholders for cash of $70,000 and 37,500 shares of the common stock of U.S. Transportation Systems, Inc. which was valued at $2.00 per share. The acquisition was funded by a cash and stock contribution to the Company by USTS. The transaction was valued at $145,000. Goodwill in the amount of $96,953 was recognized in the transaction and is being amortized over six years.

The amortization expense is included in administrative expenses.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 3 - Acquisition of Subsidiaries and other Assets and Liabilities
        (continued)

Jay and Jay Transportation, Inc. - On January 30, 1997 U.S. Trucking-Nevada acquired certain assets (primarily tractors and trailers) and liabilities from USTS which were valued at $2,394,860. The transaction was accomplished by way of a permanent capital contribution by USTS and the net value contributed was included in additional paid in capital. Jay and Jay's dispatch office and yard is located in Savannah, New York. Office operations including accounting and management were moved to Charleston, South Carolina. The transaction was recorded as an asset purchase and no goodwill was recognized.

Translynx Express, Inc. - On January 30, 1997 U.S. Trucking-Nevada acquired certain assets and liabilities from USTS that were valued at $100,546. The transaction was accomplished by way of a permanent capital contribution by USTS and the net value contributed is included in Additional paid in capital. Translynx's operating office is located in Orlando, Florida. Office operations including accounting and management were moved to Charleston, South Carolina. The transaction was recorded as an asset purchase and no goodwill was recognized.

Mid-Cal Express, Inc. - Effective December 30, 1998, U.S. Trucking acquired certain assets and liabilities of Mid-Cal Express, Inc., a California based transportation company. The purchase price was $1,957,500, which was paid by the issuance of 400,000 shares of common stock of the company valued at $4.75 per share and the payment of certain expenses to affect the acquisition. The purchase price was allocated to the assets and liabilities acquired at their fair market values and $1,078,600 of goodwill was recognized. The goodwill is being amortized over fifteen years on a straight line basis. No goodwill was expensed in 1998.

As part of the acquisition agreement, U.S. Trucking assumed the debt on various notes totaling $4,039,740 encumbering the above described equipment. The interest rates on these notes varied from 8.36% to 11.9% with maturities through June, 2003.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 3 - Acquisition of Subsidiaries and other Assets and Liabilities
         (continued)

An allocation of the purchase price for each of the transactions follow:

                  Gulf
                Northern               Jay and Jay     Translynx    Total
                Transport    Mencor   Transportation    Express      all
                   Inc.       Inc.         Inc.          Inc.      Companies
               ----------   --------  --------------   --------   -----------
Assets
Cash and
 restricted
  cash         $  138,449   $ 40,497    $        -     $      -   $   178,946
Accounts
 Receivable     1,047,761    189,605       351,301      194,920     1,783,587
Inventory         139,472          -        24,500            -       163,972
Transportation
 Equipment      4,099,535      7,300     3,994,588            -     8,101,423
Goodwill          565,999     96,953             -            -       662,952
Other assets      174,573     30,898         2,000            -       207,471
               ----------   --------    ----------     --------   -----------
Total          $6,165,789   $365,253    $4,372,389     $194,920   $11,098,351
               ==========   ========    ==========     ========   ===========

Liabilities
 Assumed and Equity

Liabilities
 assumed       $5,940,789   $220,253    $1,977,529     $ 94,374   $ 8,232,945
Additional
 paid in
 capital          225,000    145,000     2,394,860      100,546     2,865,406
               ----------   --------    ----------     --------   -----------
Total          $6,165,789   $365,253    $4,372,389     $194,920   $11,098,351
               ==========   ========    ==========     ========   ===========

Fair value was the basis of valuing the net assets acquired. Fair value was determined by independent appraisals by third parties for transportation equipment.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 3 - Acquisition of Subsidiaries and other Assets and Liabilities
         (continued)

                              Combined Company
              Pro Forma Combined Condensed Statement of Income
                    For the year ended December 31, 1998
                                (Unaudited)

                      Historical      Historical     Pro forma    Pro forma
                    U.S. Trucking  Mid-Cal Express  Adjustments   Combined
                    -------------  ---------------  -----------  -----------
Operating revenues   $21,815,844     $17,883,034    $(8,883,034) $30,815,844
Operating expenses    18,486,974      16,273,560     10,175,985   24,584,549
                     -----------     -----------    -----------  -----------
Income from
 operations            3,328,870       1,609,474      1,292,951    6,231,295
Administrative
 expenses              2,924,746       3,926,842      1,006,417    5,845,171
                     -----------     -----------    -----------  -----------
Income (loss) from
 operations              404,124      (2,317,368)     2,299,368      386,124
                     -----------     -----------    -----------  -----------
Other income
 and expenses
 Interest income           1,648           2,071            929        4,648
 Interest expense       (731,628)       (703,785)       203,785   (1,231,628)
 Other income            447,623         118,100         24,300      590,023
 Net (loss) on
  disposition of
   assets                      -         (19,528)                    (19,528)
                     -----------     -----------    -----------  -----------
Total other income
 and (expenses)         (282,357)       (603,142)       229,014     (656,485)
                     -----------     -----------    -----------  -----------
Net income
 (loss) before taxes     121,767      (2,920,510)     2,528,382     (270,361)

Provision for
 income taxes             47,600          (6,795)             -       40,805
Benefit of net
 operating loss
 carryforward            (47,600)              -          6,795      (40,805)
                     -----------     -----------    -----------  -----------
Net income (loss)    $   121,767     $(2,927,305)   $ 2,535,177  $   270,361
                     ===========     ===========    ===========  ===========
Net income (loss)
 per common share    $       .01                                 $      (.02)
                     ===========                                 ===========
Weighted average
 number of common
 shares               13,818,272                                  14,254,778
                     ===========                                 ===========

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 4 - Income Taxes

U.S. Trucking accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes. No current or deferred income taxes were provided for the period ended December 31, 1997. At December 31, 1998, the income tax provision was composed of the following components:

         Current -  Federal        $( 87,400)
                    State           ( 14,000)
                                   ---------
                    Total Current   (101,400)

         Deferred - Federal          127,300
                    State             21,700
                                   ---------
                    Total Deferred   149,000

                    Total          $  47,600
                                   =========

The income tax provision reconciled to the tax computed at the statutory Federal rate is as follows:

       Tax at Statutory Rate         $ 41,400    34.0%
       Benefit of graduated Rates     (10,500)  ( 8.7)
       State income tax net of
        federal tax benefit             5,100     4.2
       Non deductible expenses
        and other                      11,600     9.6
                                     --------    ----
            Total                    $ 47,600    39.1%
                                     ========    ====

Differing methods of reporting income for tax purposes as compared to financial reporting purposes resulted in a net deferred income tax provision of approximately $149,000 for the year ended December 31, 1998.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 4 - Income Taxes (continued)

Deferred tax assets and liabilities consist of the following as of December
31:
                                              1998          1997
                                           ----------    ----------
  Deferred tax assets-
     Allowance for doubtful accounts       $  200,000    $   88,000
     Amortization of Goodwill                 139,300        63,000
     Net operating loss carryovers          1,997,200     2,327,000
                                           ----------    ----------
                                            2,336,500     2,478,000
     Valuation allowance                    1,562,000     1,723,000
                                           ----------    ----------
                                           $  774,500    $  755,000
                                           ==========    ==========

  Deferred tax liabilities-
     Depreciation of transportation
      and other and equipment              $  774,500    $  755,000
                                           ----------    ----------
                                           $  774,500    $  755,000
                                           ==========    ==========

The valuation allowance provided in each of the years is based on management's valuation of the likelihood of realization.

As required by SFAS 109, deferred taxes are provided based upon the tax rate at which the items of income and expense are expected to be settled in the Company's tax return.

U.S. Trucking has net operating losses through December 31, 1998 of $1,997,200. These losses will be available to offset future income for financial reporting purposes expiring in 2012.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 5 - Long-term Notes Payable
                                                1998          1997
                                            ----------     -----------
Consolidation loan described in Note 6      $3,219,108     $         -

Equipment loans secured by tractors and
trailers payable at $59,848 per month
including interest at rates ranging from
9-1/2% to 10-1/2% per annum with the final
installment due April, 2001                          -       2,000,396

Equipment loans related to the Mid-Cal
Express acquisition described in Note 2      4,039,740               -

Term loan in settlement with United
Acquisition II Corp. described in Note 13            -          54,656

Acquisition loan described in Note 5                 -       1,884,904

Seller notes described in Note 5                     -         135,606
                                            ----------      ----------

             Total                           7,258,848       4,075,562

             Less: current maturities        2,034,756       1,187,753
                                            ----------      ----------
             Long-term portion              $5,224,092      $2,887,809
                                            ==========      ==========

The carrying value of the Company's borrowings approximate their fair values.

Aggregate annual scheduled maturities of long-term debt at December 31, 1998 are as follows:

                     1999          $2,034,756
                     2000           2,579,894
                     2001           2,100,707
                     2002             362,968
                     2003             180,523
                                   ----------
                          Total    $7,258,848
                                   ==========

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 6 -  Acquisition Loan and Sellers' Notes

On December 22, 1998, U.S. Trucking entered into an agreement with GECC whereby the acquisition debt, obligations under capital leases, and the equipment loans were consolidated into a $5,000,000 three year revolving credit line. The line bears interest at the rate of 4.5% over GECC's commercial paper rate which was 5.1% at December 31, 1998. The average rate through December 31, 1998 was 9.6%. Amounts borrowed under the agreement are collateralized by a security interest in all of the company's present and future tangible and intangible assets. There is also a letter of credit sub-facility of $250,000 which was unused at December 31, 1998.

On March 28, 1995, Gulf Northern was acquired by Mid America Transporters Group, Inc. The purchase was financed by a loan in the amount of $3,000,000 from ITT Credit Corp. The proceeds of this loan (described as "the acquisition loan") were used to refinance stockholder loans and certain other bank and lease obligations. The loan which was subsequently sold to General Electric Credit Corp., (GECC) and originally was payable in 60 monthly installments of $66,360 at the rate of 11.75% interest per annum with its final maturity on March 31, 2000. On May 25, 1997, the Company renegotiated the loan whereby the monthly payments were reduced to $45,000 with a balloon payment of $396,836 due on September 1, 2001. The interest rate remained at 11.75%. Additional fees of $138,016 were incurred to restructure the loan which were capitalized and are being amortized over the remaining life of the loan.

In addition to the acquisition loan, the agreement called for payments to the three former stockholders (described as sellers' notes) which included promissory notes totaling $260,000 due in 36 monthly installments totaling $8,017 at 7% due on March 1, 1998 secured by letters of credit and non interest bearing obligations (discounted at 7% per annum) totaling $104,000 payable over a one year period commencing April 1, 1998. Legal counsel subsequently determined that U.S. Trucking is not responsible for this debt as the liability remains with Mid America. Accordingly, it has been reclassified as a credit against the goodwill recognized in the acquisition from Mid America.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 7 - Lease Commitments

U.S. Trucking leased tractors and trailers under various capital lease agreements as of December 31, 1997. The net book value of the assets included in these leases amounted to $919,288. Total minimum lease payments were $772,211 with a present value of $707,377 as of December 31, 1997. During 1998, these underlying assets were refinanced as part of the consolidation loan described in Note 6. Accordingly, there were no capital lease obligations as of December 31, 1998.

NOTE 8 - Transportation and Other Equipment

Transportation and other equipment consists of the following as of December 31, 1998:
                                             1998          1997
                                          ----------    ----------

Office equipment                          $   201,833   $   79,300
Tractors, trailers and
   garage equipment                        10,251,924    8,072,847
Transportation equipment                        1,269        1,269
                                          -----------   ----------
                                           10,455,026    8,153,416

Less: Accumulated depreciation                736,221    1,334,899
                                          -----------   ----------

     Total                                $ 9,718,805   $6,818,517
                                          ===========   ==========

Depreciation expense amounted to $1,464,161 and $1,334,899 for the period ended December 31, 1998 and 1997, respectively. $1,351,900 of depreciation was included in operating expenses and $98,630 of depreciation was included in administrative expenses. The fair market value of fixed assets approximates book value.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 9 - Related Party Transactions

U.S. Trucking leases ten tractors from three of its officers under net lease agreements that specify monthly payments of $11,976 per month. See Note 11.

Transportation Services Company, Inc., a related entity, provides insurance broker services to U.S. Trucking and earns a commission based upon the amount of business it places for U.S. Trucking. U.S. Trucking also provides consulting services to Transportation Services Company, Inc. pursuant to a consulting agreement entered into on December 29, 1998. During 1998, U.S. Trucking earned $228,000 of consulting income from Transportation Services Company, Inc., which is included in "Other Income" in the accompanying financial statements.

NOTE 10 - Retirement Plan

U.S. Trucking maintains a pension plan for eligible employees, which was established under section 401(k) of the Internal Revenue Code. Under the terms of the plan, the Company at the discretion of its Board of Directors may match employee contributions up to 3% of employee compensation. Employee contributions to the plan amounted to $42,986 and $50,153 for the period ended December 31, 1998 and 1997, respectively. The Company did not match employee contributions during the periods ended December 31, 1998 and 1997.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 11 - Commitments and Contingencies

Commencing on January 1, 1997, U.S. Trucking agreed to rent its Wisconsin Rapids facility from certain stockholders for $7,350 per month for a period of five years under an operating lease.

Commencing October 15, 1997, U.S. Trucking leased its South Carolina corporate offices for $1,728 per month. The lease was subsequently re-negotiated whereby the Company took additional office space in the same building at a total cost of $2,800 per month until June 30, 2002.

Commencing March, 1998 U.S. Trucking leased ten tractors from three of its officers under net lease agreements that specify monthly payments of $11,976 and extend with renewal options until March, 2003.

During 1998, U.S. Trucking leased tractors and trailers from various lenders under net lease agreements with total monthly payments of $67,709 with various expiration dates through July 31, 2002.

Minimum rental payments under such leases follows for the years ending December 31:
                       1999             $  996,660
                       2000                996,660
                       2001                695,010
                       2002                209,905
                       2003                 15,588
                                        ----------

      Total minimum payments required   $2,913,823
                                        ==========

Rent expense for the period ended December 31, 1998 and 1997 amounted to $194,655 and $142,013 respectively and is included in administrative expenses.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 12 - Captive Insurance Program

Effective December 31, 1997 U.S. Trucking-Nevada entered into an offshore insurance program agreement with a Bermudan insurance company (insurance company) for the company's auto liability insurance, including rolling stock, on a retrospective rating basis. The company purchased 1 share of non-voting preferred stock of the insurance company for a purchase price of $1,000. The insurance company is allowed to redeem the preferred stock for $1,000 on March 1, 2004. U.S. Trucking-Nevada was issued a "Deductible Reimbursement Insurance Policy" which was reinsured with other insurance carriers "the treaty". The agreement, the policy and the treaty together constitute the company's single insurance "program". Under the terms of this program, the company pays insurance premiums on a written premium underwriting basis.

Commencing on May 31, 2001, and annually thereafter on each succeeding year through May 31, 2004, U.S. Trucking-Nevada will be eligible to receive a dividend from the insurance company based upon a predetermined formula. The formula is intended to dividend to the company the excess of investment income and premiums paid over losses and expenses and fees incurred, less loss and premium reserves. Pursuant to this section of the insurance program agreement, the company recorded in the accompanying financial statements $355,321 of amounts due from captive insurer which is reflected in other income. This amount represents the "program-to date profit" at December 31, 1998, less a valuation reserve.

U.S. Trucking-Nevada has agreed to indemnify and hold harmless the insurance company against the cumulative sum of investment income, underwriting losses, expenses and fees (the program-to-date profit) minus the cumulative amount of dividends paid, being less than zero at any point in time.

A deposit of $100,000 was required at the initiation of the program and was made through a related company who in turn purchased a Certificate of Deposit. The deposit is reflected on the balance sheet under non-current assets-Due from Related Party.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997


NOTE 12 - Captive Insurance Program (continued)

U.S. Trucking decided in 1998 to develop a new line of business in order to expand upon its current transportation business and take advantage of the underwriting profit potential of the captive insurance program. U.S. Trucking offered their program to selected independent third party trucking companies who purchase insurance coverage and pay a premium to the company through Transportation Underwriters Agency, Inc. U.S. Trucking records the net premiums billed to third parties as liability insurance revenue, which is included in net revenue and its premium costs and expenses to operate the third party program as insurance expense-captive, which is included in operating expenses in the accompanying financial statements. Liability insurance revenues amounted to $810,856 and premiums, cost and expenses incurred, amounted to $555,535.

NOTE 13 - Restricted Cash Accounts Owner Operators and Collateral
          Against Letters of Credit

U.S. Trucking maintains cash accounts for owner-operators who perform services for the Company. These funds are accumulated, with the owner-operators consent, by withholding part of the payments due to them for services performed. The funds are used to pay for repairs of equipment, which they own directly.

Further, U.S. Trucking deposited funds with a financing company to cover over the road fuel and other operating expenses for drivers in support of a letter of credit. As of December 31, 1998, the company had letters of credit outstanding totaling $10,000, which guarantee various operating and insurance activities.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 14 - Stock Acquisition Agreement-United Acquisition II Corp.

During 1996, the shareholders of Gulf Northern's parent company, Mid America Transporters Group, Inc. entered into an agreement with United Acquisition II Corp. (the acquirer) whereby they would transfer 100% of their common stock in Mid America in exchange for common and preferred stock of the acquirer. In addition, the acquirer agreed to contribute cash and notes at the closing. In January 1997 however, the acquirer conceded that it was not able to complete the transaction as agreed and withdrew from the contract. During the period from the consummation of the contract, the acquirer deposited funds to Gulf Northern in the amount of $145,000. Mid America and Gulf Northern agreed to return a total of $100,000 payable in 36 installments beginning April 1, 1998 on a non-interest bearing basis. Legal counsel subsequently determined that U.S. Trucking is not responsible for this debt as the liability remained with Mid America. Accordingly, it has been reclassified as a credit against the goodwill recognized in the acquisition from Mid America.

NOTE 15 - Concentration of Credit Risk - Cash

U.S. Trucking maintains its cash balances in two financial institutions, one located in Wisconsin Rapids, Wisconsin and the other in Charleston, South Carolina. At times, the balances may exceed federally insured limits of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash on deposit. The fair market value of these financial instruments approximates cost.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 16 - Accounts Receivable Financing/Revolving Loan Agreement

On December 22, 1998, U.S. Trucking entered into a revolving loan agreement with GE Capital Corp. The revolving loan agreement allows borrowings of up to $5,000,000 and has a term of 3 years. Amounts advanced under the loan agreement are based upon 85% of the borrowing base of eligible accounts receivable and 65% of unbilled freight that has been delivered. Interest on amounts borrowed bear interest at the lender's index rate (commercial paper rate) plus 4.5%.

The loan agreement contains several financial covenants including restrictions on incurring or assuming debt other than what was in existence, sales of assets, payments of certain fees, and restrictions on entering into any lending or borrowing arrangements. At December 31, 1998 there was $1,795,888 of revolving debt outstanding. Interest expense recorded on the revolving loan agreement amounted to $4,300. In 1998, the weighted average interest rate was 9.6%.

From April 1995, to December 1998, U.S. Trucking had an agreement with a factor whereby the factor would accept the company's receivables with full recourse. Under the agreement, the factor advanced up to 90% of those receivables submitted by the company. Interest on funds advanced was charged at an average annual effective rate of 14.9% payable monthly.

In addition, U.S. Trucking was required to maintain funds on deposit with its factor as a reserve against uncollectible receivables. The amount of such funds on deposit as of December 31, 1997 amounted to $184,210. The uncollected balance of such receivables held by the factor amounted to $1,737,168 as of December 31, 1997. The fair market value of these balances approximated book value.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 17 - Economic Dependency

U.S. Trucking's customers consist primarily of high volume shippers that have significant time sensitive and high service level traffic needs. The company provided services to a customer, which accounted for net revenues in excess of 10% of the company's total revenues for the periods ended December 31, 1998 and 1997. One customer accounted for 12.9% and 16.0% of the company's net revenues for these respective periods. Accounts receivable from this customer amounted to $242,925 and $176,449 as of December 31, 1998 and 1997 respectively.

Revenues from the U.S. Trucking's five and ten largest customers accounted for approximately 30.0% and 38.4% respectively of total net revenues for the period ended December 31, 1998. Accounts receivable as of December 31, 1998 from those customers amounted to $693,018 and $912,803 respectively.

Revenues from U.S. Trucking's five and ten largest customers accounted for approximately 38.9% and 46.8% respectively of total net revenues for the period ended December 31, 1997. Accounts Receivable as of December 31, 1997 from those customers amounted to $530,957 and $732,348 respectively.

U.S. Trucking provides services to a number of customers in the meat packing and distribution industry. Revenues from those customers accounted for approximately 6.5% of total revenues for the year ended December 31, 1998 and 10.7% of total revenues for the period ended December 31, 1997. Accounts receivable from those customers amounted to $142,832 and $211,361 as December 31, 1998 and 1997 respectively.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 18 - Intangible Assets

Intangible assets consist of the following items as of December 31, 1998:

                         Original     Accumulated    Net Book
                           Cost       Amortization    Value
                         ----------   ------------   ----------

 Goodwill                $1,585,853     $216,365     $1,369,488
 Debt refinancing
   costs                    490,357       55,662        434,695
 Deferred trade-in          277,651                     277,651
 Other intangibles            1,437        1,216            221
                         ----------     --------     ----------

       Total             $2,355,298     $273,243     $2,082,055
                         ==========     ========     ==========

Intangible assets consist of the following items as of December 31, 1997:

                         Original     Accumulated    Net Book
                           Cost       Amortization    Value
                         ----------   ------------   ----------

Goodwill                 $  662,952     $103,766     $  559,186
Debt refinancing
  costs                     138,016       16,237        121,779
Other intangibles             1,437          549            888
                         ----------     --------     ----------
       Total             $  802,405     $120,552     $  681,853
                         ==========     ========     ==========

Amortization expense amounted to $152,691 and $120,552 for the year ended December 31, 1998 and 1997, respectively, and is included in administrative expenses.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 19 -  Stock Transactions and Changes in Capital Structure

Effective June 26, 1998, U.S. Trucking-Nevada underwent a change in its capital structure whereby it is authorized to issue 50,000,000 shares of common stock and 1,000 shares of preferred stock. In connection with this change in the capital structure of the company, a stock dividend was declared by the Board of Directors, whereby 5,199 shares of the company's common stock was distributed to the stockholders for each share of common stock held.

On May 26, 1998, U.S. Trucking-Nevada entered into an investment consulting agreement with Joff Pollon & Associates for a period, with extensions, of up to two years. The compensation payable to the consultants under this agreement includes fees, reimbursable expenses and options to purchase up to 1,000,000 post dividend shares of the company's common stock. The common stock was valued at $.01 per share and the consultants are eligible to receive further fees and bonuses as determined by the Board of Directors. Pursuant to this agreement and prior to the reverse merger, 1,000,000 shares of stock were issued and valued at $180,000. Further, Pollon subscribed to purchase an additional 160,000 shares of common stock for $120,000 which was unpaid as of December 31, 1998.

NOTE 20 - Stock Option Plan

During 1998, U.S. Trucking-Nevada implemented a stock option plan that is accounted for under Statement of Financial Accounting Standards, SFAS 123, Accounting for Stock-Based Compensation. Under SFAS 123, the compensation cost of the issuance of stock options is measured at the grant date based on the fair value of the award. Compensation is then is recognized over the service period that is generally the vesting period.

The plan allows U.S. Trucking-Nevada to grant options to employees for up to a total of 2,500,000 shares of common stock. Options outstanding become exercisable at the discretion of the Stock Option Committee which administers the plan and expire 10 years after the grant date. All options granted during 1998 were exercisable at not less than the fair market value of the stock on the date of the grant. Accordingly, no compensation cost has been recognized for the plan.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 20 - Stock Option Plan (continued)

The Committee approved the issuance of options to purchase 1,500,000 shares of the common stock of the Company to various employees for and an exercise price of .30 per share for a total exercise price of $450,000.

NOTE 21 - Industry Segment Information

U.S. Trucking has three major business segments: long-haul trucking, interstate truck brokerage and liability insurance for the long haul trucking industry. During the fourth quarter of 1998, the company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131).

The adoption of SFAS 131 requires the presentation of descriptive information about reportable segments which is consistent with that made available to the management of U.S. Trucking to assess performance. As a result of this change, the company now reports segment performance on an after-tax basis and separately reports information on its truck brokerage operation. In addition, during 1998, the company added the liability insurance business and reports that segment's performance similarly. In determining the net income of each segment of the company, 100% of the interest expense is allocated to long-haul trucking and effective tax rates are determined for each business segment.

                    U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997

NOTE 21 - Industry Segment Information (continued)

                    Long-haul      Truck       Liability
                    Trucking     Brokerage     Insurance     Intersegment     Total
                   -----------   ----------    ----------    ------------  -----------
1998

Sales              $19,210,994   $1,857,168    $1,749,263    $(1,001,581)  $21,815,844
Operating income     2,834,462      239,087       355,321       (100,000)    3,328,870
Net interest          (729,980)                                               (729,980)
Pretax income
 (loss)                 (3,712)     (38,696)      355,321       (191,146)      121,767
Net income (loss)       (3,712)     (38,696)      355,321       (191,146)      121,767
Assets              15,064,076      224,823     1,023,462                   16,312,361
Depreciation &
 Amortization        1,614,108        2,744             -              -     1,616,852
Additions to long-
 lived assets        5,220,001            -             -              -     5,220,001

1997

Sales              $15,817,598   $1,853,540   $         -    $  (201,857)  $17,469,281
Operating
 Income (loss)        (969,118)       4,193             -              -      (964,925)
Net interest          (655,494)           -             -              -      (655,494)
Pretax income
 (loss)             (1,535,393)       4,193             -              -    (1,531,200)
Net income (loss)   (1,535,393)       4,193             -              -    (1,531,200)
Assets               9,994,560      366,205             -              -    10,360,765
Depreciation &
 Amortization        1,452,703        2,748             -              -     1,455,451
Additions to long-
 lived assets        8,153,416            -             -              -     8,153,416


                   U.S. TRUCKING, INC. AND SUBSIDIARIES

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       For the Year Ended December 31, 1998 and for the Period from
            Inception (January 30, 1997) to December 31, 1997


NOTE 22 - Equipment Financing and Sale/Leaseback Transaction

On December 21, 1998 U.S. Trucking entered in to a "sale/leaseback" transaction with a major equipment financing company as part of an overall program to upgrade its fleet of transportation equipment. As part of the transaction, the company traded in equipment with a book value of $914,651 for $637,000 of credit against the new equipment. The transaction resulted in a book loss of $277,651. For accounting purposes, this loss has been reclassified as an intangible asset and is being amortized over the life of the new equipment leased. The average lease term is 33 months.

NOTE 23 - Fair Value of Financial Instruments

Estimated fair values of U.S. Trucking's financial instruments are as follows:

                                1998                      1997
                        ----------------------  ------------------------
                         Carrying      Fair       Carrying       Fair
                          Amount       Value       Amount        Value
                        -----------  ----------  ----------   ----------

Cash and short-term     $   22,976   $   22,976  $  244,309   $  244,309
 investments
Long-term debt           7,258,848    7,258,848   4,075,562    4,075,562


The carrying amount approximates fair value of cash and short-term instruments. The fair value of long-term debt is based on current rates at which U.S. Trucking could borrow funds with similar remaining maturities.

NOTE 24 - Year 2000' Compliance

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in possible errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entities ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting U.S. Trucking including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Generally, costs associated with the Year 2000 issue are being expensed as incurred.

                                 PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, Director or Officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     (a) The Company has the power under the Colorado Business Corporation Act to indemnify any person who was or is a party or is threatened to be made a party to any action, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Director, Officer, employee, fiduciary, or agent of the Company or was serving at its request in a similar capacity for another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In case of an action brought by or in the right of the Company such persons are similarly entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in the best interests of the Company but no indemnification shall be made if such person was adjudged to be liable to the Company for negligence or misconduct in the performance of his duty to the Company unless and to the extent the court in which such action or suit was brought determines upon application that despite the adjudication of liability, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification. In such event, indemnification is limited to reasonable expenses. Such indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     (b) The Articles of Incorporation and Bylaws of the Company generally require indemnification of Officers and Directors to the fullest extent allowed by law.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the offering, all of which are to be borne by the Selling Shareholders, are as follows:

     SEC Filing Fee ................................  $ 7,471.79
     Printing Expenses .............................    1,000.00
     Accounting Fees and Expenses ..................    2,500.00
     Legal Fees and Expenses .......................   25,000.00
     Blue Sky Fees and Expenses ....................      500.00
     Miscellaneous .................................    3,528.21
                                                      ----------
          Total ....................................  $40,000.00

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     During its past three years, the Registrant issued securities which were not registered under the Securities Act of 1933, as amended (the "Act"), as follows.

     Effective September 8, 1998, the Company effected a 1 for 160 reverse split of the outstanding Common Stock. All numbers of shares stated below give retroactive effect to this stock split.

     On September 8, 1998, the Company completed the acquisition of 100% of the outstanding common stock of U.S. Trucking-Nevada in exchange for 15,877,300 shares of the Company's Common Stock. The shares were exchanged on the basis of one share of the Company's Common Stock for one share of U.S. Trucking-Nevada common stock. The stock issuances were made to the 29 shareholders of U.S. Trucking-Nevada pursuant to an Agreement ("Agreement") between the Company and U.S. Trucking-Nevada.

     During October 1998, the Company issued an additional 133,333 shares of common stock to five accredited investors who had invested $100,000 in U.S. Trucking-Nevada and who exchanged their shares in U.S. Trucking-Nevada for shares of the Company's common stock on a one-for-one basis.

     During November 1998, the Company issued 33,334 shares to an accredited investor who invested $25,000 in a private placement.

     Effective December 31, 1998, the Company issued 400,000 shares of common stock to Mid-Cal Express, Inc. as partial payment for the assets which were acquired from Mid-Cal Express, Inc.

     During January 1999, the Company issued 999,000 shares of its Series A Preferred Stock to three existing shareholders in exchange for a total of 9,990,000 shares of the Company's common stock.

     During April 1999, the Company issued 2,000 shares of its Series B Convertible Preferred Stock and 400,000 warrants to five investors in a private placement which raised $2 million in gross proceeds.

     During May 1999, the Company issued 50,000 shares of Series C Preferred Stock to two shareholders in consideration of their guarantees with respect to in excess of $13 million of the Company's debt.

     During June 1999, the Company issued 200,000 shares of common stock to two persons in connection with the acquisition of ProStar, Inc.

     During July 1999, the Company issued 50,000 shares of its common stock to one investor who paid $50,000.

     In September 1999, the Company sold 950 shares of Series D Preferred Stock for total consideration of $950,000.

     In September 1999, the Company sold 100,000 shares of Common Stock for $3.00 per share.

     In October 1999, the Company sold 500,000 shares of Common Stock for $4.00 per share.

     In October 1999, the Company issued 263,360 shares of Common Stock in connection with the conversion of convertible debentures.

     In November 1999, the Company sold 2,300 shares of Series E Convertible Preferred Stock for $2.3 million.

     In December 1999, the Company issued 88,018 shares of Common Stock in connection with the conversion of convertible debentures.

     In February 2000, the Company issued 200,000 shares of Common Stock to six persons in connection with the acquisition of the container division in June 1999.

     In February 2000, the Company issued 385,000 shares of Common Stock to four persons in connection with the Checkmate and Maverick mergers.

     The sales described above were made in reliance on the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe that these persons (1) were acquiring the shares for investment and not with a view to distribution, and
(2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. Such persons had access to pertinent information enabling them to ask informed questions. An appropriate restrictive legend is noted on the certificates representing such shares, and stop-transfer instructions have been noted in the Company's transfer records.

ITEM 27.  EXHIBITS.

     The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

EXHIBIT
NUMBER    DESCRIPTION                   LOCATION
-------   -----------                   --------

  3.1     Articles of Incorporation,    Previously filed
          as amended

  3.2     Bylaws, as amended            Previously filed

  3.3     Articles of Amendment to      Previously filed
          Articles of Incorporation
          effective September 8, 1998


  3.4     Articles of Amendment to      Previously filed
          Articles of Incorporation
          dated January 20, 1999
          regarding Series A Pre-
          ferred Stock

  3.5     Articles of Amendment to      Previously filed
          Articles of Incorporation
          dated April 29, 1999
          regarding Series B Pre-
          ferred Stock

  3.6     Articles of Amendment to      Previously filed
          Articles of Incorporation
          dated June 10, 1999
          regarding Series C Pre-
          ferred Stock

  3.7     Articles of Amendment to      Incorporated herein by reference
          Articles of Incorporation     to Exhibit 3.7 to the Company's
          dated September 10, 1999      Form 10-Q for the quarter ended
          regarding Series D            September 30, 1999 (SEC File
          Preferred Stock               333-70353)

  3.8     Articles of Amendment to      Incorporated herein by reference
          Articles of Incorporation     to Exhibit 3.8 to the Company's
          dated September 10, 1999      Form 10-Q for the quarter ended
          regarding Series D            September 30, 1999 (SEC File
          Preferred Stock               333-70353)

  5       Opinion of Krys Boyle         Previously filed
          Freedman & Sawyer, P.C.
          regarding the legality
          of the securities being
          registered

  5.1     Revised Opinion of Krys       Filed herewith electronically
          Boyle Freedman & Sawyer,
          P.C. regarding the legality
          of the securities being
          registered


 10.1     1998 Stock Option Plan        Incorporated herein by reference to
                                        Exhibit No. 4.3 to the Company's
                                        Registration Statement on Form S-8
                                        (SEC File No. 333-70353)

 10.2     Share Exchange Agreement      Incorporated herein by reference to
          with U.S. Trucking, Inc.      Exhibit No. 10 to the Company's
                                        Form 8-K dated September 8, 1998

 10.3     Employment Agreement with     Previously filed
          Danny L. Pixler

 10.4     Employment Agreement with     Previously filed
          Anthony Huff

 10.5     Employment Agreement with     Previously filed
          John Ragland

 10.6     Lease Agreement dated         Previously filed
          January 1, 1997, between
          Gulf Northern Transport,
          Inc., Dan L. Pixler, and
          Sebrite Insurance Services,
          Inc.

 10.7     Lease Agreement dated         Previously filed
          March 5, 1998, between
          Gulf Northern Transport,
          Inc. and Dan Pixler for
          three tractors

 10.8     Lease Agreement dated         Previously filed
          September 23, 1998,
          between Gulf Northern
          Transport, Inc. and
          Thomas Financial Services

 10.9     Stock Exchange Agreements     Previously filed
          between U.S. Trucking and
          three shareholders dated
          January 29, 1999.

 10.10    Loan and Security Agreement   Previously filed
          dated as of December 22,
          1998 between General Electric
          Capital Corporation and
          U.S. Trucking, Inc., et al.

 10.12    10% Convertible Debenture     Incorporated by reference to
          due May 31, 2002 for          Exhibit 10.12 to the Company's
          $600,000                      Form 10-QSB for the quarter
                                        ended June 30, 1999

 10.13    1998 Stock Option Plan,       Previously filed
          as amended

 10.14    Purchase and Sale Agreement   Incorporated by reference to
          by and among Mid-Cal          the Company's Form 8-K dated
          Express, Inc., Prime          April 14, 1999
          Companies, Inc. and U.S.
          Trucking, Inc.

 10.15    Merger Agreement and Plan of  Incorporated by reference to
          Reorganization dated          Exhibit 10.1 to the Company's
          February 2, 2000, by and      Form 8-K dated February 7,
          between U.S. Trucking, Inc.,  2000
          Checkmate Acquisition Corp.,
          Tommy Chambers, Marylou
          Chambers and Timothy O'Bannon
          and Checkmate Truck Brokerage,
          Inc.

 10.16    Merger Agreement and Plan of  Incorporated by reference to
          Reorganization dated          Exhibit 10.2 to the Company's
          February 2, 2000, by and      Form 8-K dated February 7,
          between U.S. Trucking, Inc.,  2000
          Checkmate Acquisition Corp.,
          Tommy Chambers, Timothy
          O'Bannon, Marylou Chambers
          and Sharion O'Bannon and
          Maverick Truck Brokerage,
          Inc.

 10.17    Price Adjustment Agreement    Incorporated by reference to
                                        Exhibit 10.3 to the Company's
                                        Form 8-K dated February 7,
                                        2000


 21       Subsidiaries of the           Previously filed
          Registrant

 23.1     Consent of Krys Boyle         Contained in Exhibit 5
          Freedman & Sawyer, P.C.

 23.2     Consent of Bianculli,         Filed herewith electronically
          Pascale & Co. P.C.

ITEM 28.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned small business issuer will:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2, and authorized this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of North Charleston, State of South Carolina, on the 29th day of February 2000.

                                    U.S. TRUCKING, INC.


                                    By:/s/ Danny L. Pixler
                                       Danny L. Pixler, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                     TITLE                       DATE


/s/ Danny L. Pixler         President (Chief Executive     February 29, 2000
Danny L. Pixler             Officer) and Director


/s/ W. Anthony Huff         Executive Vice President       February 29, 2000
W. Anthony Huff             and Director


/s/ John Ragland            Chief Financial and            February 29, 2000
John Ragland                Accounting Officer

                               U.S. TRUCKING, INC.
                               AMENDMENT NO. 1 TO
                         FORM SB-2 REGISTRATION STATEMENT


                                 EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------

  5.1     Revised Opinion of Krys Boyle Freedman & Sawyer, P.C.
          regarding the legality of the securities being registered

 23.2     Pascale Razzino Alexanderson & Co. PLLC